SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
1/01/2020 to 9/30/2020	10
1/01/2019 to 9/30/2019	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Interim Financial Information	25
Comments on the Company’s Projections	81
Other Information Deemed as Relevant by the Company	82
Reports and Statements
Unqualified Reports on Special Review	84
Executive Officers’ Statement on the Financial Statements	85
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of shares	Current Quarter
(Units)	6/30/2020
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

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ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

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ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 9/30/2020	Previous Year 12/31/2019
2	Total Liabilities	47,786,228	46,457,800
2.01	Current Liabilities	4,217,527	6,453,424
2.01.01	Labor and Pension Plan Liabilities	585,533	594,279
2.01.01.01	Pension Plan Liabilities	42,610	51,716
2.01.01.02	Labor Liabilities	542,923	542,563
2.01.02	Trade Payables	237,840	369,631
2.01.02.01	Domestic Suppliers	237,840	369,631
2.01.03	Tax Liabilities	428,177	250,318
2.01.03.01	Federal Tax Liabilities	423,038	243,732
2.01.03.01.01	Income Tax and Social Contribution Payable	51,212	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	245,874	94,027
2.01.03.01.03	INSS (Social Security Contribution) Payable	92,819	39,404
2.01.03.01.20	Other Federal Taxes	33,133	110,301
2.01.03.03	Municipal Tax Liabilities	5,139	6,586
2.01.04	Borrowings and Financing	1,462,293	2,859,843
2.01.04.01	Borrowings and Financing	875,980	2,179,580
2.01.04.01.01	In Local Currency	504,765	297,680
2.01.04.01.02	In Foreign Currency	371,215	1,881,900
2.01.04.02	Debentures	509,166	601,861
2.01.04.03	Financing through Lease	77,147	78,402
2.01.05	Other Liabilities	1,005,455	1,829,106
2.01.05.01	Payables to Related Parties	626	293
2.01.05.01.03	Payables to Controlling Shareholders	626	293
2.01.05.02	Other	1,004,829	1,828,813
2.01.05.02.01	Dividends and Interest on Capital Payable	723	800,352
2.01.05.02.04	Services Payable	507,343	474,078
2.01.05.02.05	Refundable Amounts	39,925	42,093
2.01.05.02.06	Program Contract Commitments	173,555	273,932
2.01.05.02.07	Public-Private Partnership (PPP)	141,513	110,291
2.01.05.02.09	Indemnities	10,009	9,693
2.01.05.02.20	Other Liabilities	131,761	118,374
2.01.06	Provisions	498,229	550,247
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	184,811	200,391
2.01.06.01.01	Tax Provisions	25,873	26,375
2.01.06.01.02	Social Security and Labor Provisions	87,046	103,041
2.01.06.01.04	Civil Provisions	71,892	70,975
2.01.06.02	Other Provisions	313,418	349,856
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	27,193	15,086
2.01.06.02.04	Provisions for Customers	136,114	242,001
2.01.06.02.05	Provisions for Suppliers	150,111	92,769
2.02	Non-Current Liabilities	21,872,084	18,368,593
2.02.01	Borrowings and Financing	13,918,118	10,384,866
2.02.01.01	Borrowings and Financing	8,410,227	6,889,591
2.02.01.01.01	In Local Currency	5,061,114	2,412,693
2.02.01.01.02	In Foreign Currency	3,349,113	4,476,898
2.02.01.02	Debentures	5,088,584	3,039,553

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Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

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Parent Company’s Financial Statements / Statement of Income

(R$ thousand)

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Parent Company’s Financial Statements / Statement of Income

(R$ thousand)

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Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

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ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 1/01/2020 to 9/30/2020	YTD Previous Year 1/01/2019 to 9/30/2019
6.01	Net Cash from Operating Activities	3,887,710	3,025,589
6.01.01	Cash from Operations	5,079,627	4,822,511
6.01.01.01	Profit before Income Tax and Social Contribution	195,393	3,478,621
6.01.01.02	Provision and Inflation Adjustments on Provisions	148,463	280,565
6.01.01.04	Finance Charges from Customers	-266,382	-282,958
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	9,382	14,593
6.01.01.06	Depreciation and Amortization	1,510,301	1,299,363
6.01.01.07	Interest on Borrowings and Financing Payable	440,681	430,838
6.01.01.08	Monetary and Exchange Variation on Borrowings and Financing	2,437,854	498,337
6.01.01.09	Interest and Monetary Variation on Liabilities	19,722	28,521
6.01.01.10	Interest and Monetary Variation on Assets	-22,829	-26,413
6.01.01.11	Allowance for Doubtful Accounts	349,791	50,898
6.01.01.12	Provision for Consent Decree (TAC)	1,744	-127,793
6.01.01.13	Equity Result	-9,604	-8,337
6.01.01.14	Interest and Inflation Adjustment PPP	305,386	293,299
6.01.01.15	Other Adjustments	1,173	-7,257
6.01.01.16	Transfer of Funds to the São Paulo Municipal Government	125,169	4,186
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Contracts	-59,263	-44,775
6.01.01.18	Pension Plan Liabilities	173,420	200,581
6.01.01.19	Agreement with the Municipality of Santo André	0	-1,259,758
6.01.01.20	Agreement with the Municipality of Mauá	-280,774	0
6.01.02	Changes in Assets and Liabilities	-629,428	-351,020
6.01.02.01	Trade Receivables	-39,620	-31,037
6.01.02.02	Related-Party Balances and Transactions	79,400	48,619
6.01.02.03	Inventories	-26,878	-29,593
6.01.02.04	Recoverable Taxes	-78,397	251,367
6.01.02.05	Other Receivables	-61,933	6,956
6.01.02.06	Escrow Deposits	24,676	-15,271
6.01.02.08	Trade Payables and Contractors	-244,353	-351,085
6.01.02.09	Salaries, Payroll Charges and Social Contributions	-10,490	24,903
6.01.02.10	Pension Plan Liabilities	-154,387	-155,137
6.01.02.11	Taxes and Contributions Payable	187,352	-47,595
6.01.02.12	Services Payable	-91,904	22,522
6.01.02.13	Other Liabilities	-10,531	87,495
6.01.02.14	Provisions	-207,951	-161,768
6.01.02.15	Deferred Cofins/Pasep	5,588	-1,396
6.01.03	Other	-562,489	-1,445,902
6.01.03.01	Interest Paid	-562,489	-553,102
6.01.03.02	Income Tax and Social Contribution Paid	0	-892,800
6.02	Net Cash from Investing Activities	-4,187,872	-2,075,753
6.02.01	Acquisition of Contract Assets and Intangible Assets	-2,334,629	-2,029,213
6.02.02	Acquisition of Property, Plant and Equipment	-25,782	-56,186

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ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

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ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2020 to 9/30/2020

(R$ thousand)

PAGE:10 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2019 to 9/30/2019

(R$ thousand)

PAGE:11 of 86

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Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

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ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

1. Quarter Highlights

The Company recorded net income of R$ 421.6 million in 3Q20, compared to net income of R$ 1,208.9 million in 3Q19, a decrease of R$ 787.3 million.

Adjusted EBITDA totaled R$ 1,513.6 million, a decrease of R$ 1,495.7 million over the R$ 3,009.3 million reported in 3Q19.

The main highlights of the 3Q20 result were:

(a) Economic instability worsened by COVID-19

The economic instability worsened by COVID-19 brought reflexes for the Company, especially:

(i)	reduction in revenues from commercial and industrial customers, in the amount of approximately R$ 275 million, partially offset by the increase in residential category in the amount of R$ 243.0 million;

(ii) postponement of the tariff adjustment, with estimated impact of R$ 65.6 million on operating revenue. The reposition of this impact has already been authorized by ARSESP and started in August 2020;

(iii) payment exemption for customers in the "Residencial Social" and "Residencial Favela” categories, in the approximate amount of R$ 51.6 million;

(iv) increase in the level of delinquency, with an impact of R$ 75.1 million in allowance for doubtful accounts;

(v) exchange rate volatility, increasing expenses with exchange variation of R$ 111.0 million, and

(vi) donation of 110 thousand basic food baskets, in the amount of R$ 12.4 million.

(b) Reduction to foreign currency exposure

The Company adopted the following measures during 2020, aiming to reduce exposure to foreign exchange exposure:

•	On April 28, 2020, it completed the conversion of an outstanding loan, in the amount of US$ 494.6 million to R$ 2,810.9 million with the Inter-American Development Bank (IDB); and

•	On September 30, 2020, the Company amortized its outstanding Eurobonds, in the amount of R$ 1,910.1 million (US$ 350.0 million).

(c) Operation in the municipality of Santo André

The operation in the municipality of Santo André, started in August 2019, represented a reduction of R$ 1,204.6 million in gross operating revenues and an increase of R$ 84.3 million in expenses in 3Q20, when compared to 3Q19, as follows:

Impacts of Santo André (R$ million)			Var.
	3Q20	3Q19	R$
Revenue – Wholesale(1)	-	1,261.7	(1,261.7)
Revenue – Retail(2)	87.1	30.0	57.1
(=) Total Gross Revenue	87.1	1,291.7	(1,204.6)
COFINS and PASEP	(6.1)	(70.8)	64.7
(=) Net Revenue	81.0	1,220.9	(1,139.9)
Costs and expenses(3)	(37.2)	(9.8)	(27.4)
Allowance for doubtful accounts(4)	(5.4)	51.5	(56.9)
(=) Total Expenses	(42.6)	41.7	(84.3)
(=) Net effect	38.4	1,262.6	(1,224.2)

(1) Non-recurring revenue in 2019 results from the formalization of the agreement. (2) Refers to billing from retail operation.

(3) Costs and expenses, relates to the operation (excludes indirect costs and expenses).

(4) Reversal of non-recurring allowance for doubtful accounts results in 3Q19, from the formalization of the agreement.

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ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

(d) TAC – Retirees

On February 20, 2009, SABESP and the Public Prosecution Office of the State of São Paulo signed a Conduct Adjustment Term (TAC), in which the Company pledged to promote the gradual dismissal of retired employees. As a result of this TAC, the Company recorded a provision for the dismissal of these employees.

On October 11, 2019, the Public Prosecution Office closed the case regarding the TAC given its understanding that the legal requirements were achieved. Therefore, the Company reversed R$ 173.3 million in the Salaries and payroll charges and Pension plan obligations account in 3Q19, which was recorded as a non-recurring event.

(e) Signature of a Program agreement with the Municipality of Guarujá

In 3Q19, non-recurring expenses related to the conclusion of legal proceedings were recognized, arising from the signing of an agreement with the municipality of Guarujá, in the amount of R$46.9 million.

2. Profit (loss) for the period

R$ million

			Var.				Var.
	3Q20	3Q19	R$	%	9M20	9M19	R$	%
Gross operating revenue	3,639.1	4,984.1	(1,345.0)	(27.0)	11,105.6	12,099.3	(993.7)	(8.2)
Construction revenue	1,053.4	699.5	353.9	50.6	2,594.5	1,991.5	603.0	30.3
COFINS and PASEP/TRCF taxes	(254.0)	(273.0)	19.0	(7.0)	(786.7)	(803.8)	17.1	(2.1)
(=) Net operating revenue	4,438.5	5,410.6	(972.1)	(18.0)	12,913.4	13,287.0	(373.6)	(2.8)
Costs and expenses	(2,426.5)	(2,183.9)	(242.6)	11.1	(7,319.3)	(6,862.3)	(457.0)	6.7
Construction costs	(1,029.7)	(683.7)	(346.0)	50.6	(2,535.2)	(1,946.7)	(588.5)	30.2
Equity result	3.1	2.4	0.7	29.2	9.6	8.3	1.3	15.7
Other operating revenue (expenses), net	0.8	13.2	(12.4)	(93.9)	113.3	18.3	95.0	519.1
(=) Earnings before financial result, income tax and social contribution	986.2	2,558.6	(1,572.4)	(61.5)	3,181.8	4,504.6	(1,322.8)	(29.4)
Financial result	(330.6)	(719.9)	389.3	(54.1)	(2,986.4)	(1,026.0)	(1,960.4)	191.1
(=) Earnings before income tax and social contribution	655.6	1,838.7	(1,183.1)	(64.3)	195.4	3,478.6	(3,283.2)	(94.4)
Income tax and social contribution	(234.0)	(629.8)	395.8	(62.8)	(53.6)	(1,168.1)	1,114.5	(95.4)
(=) Net income	421.6	1,208.9	(787.3)	(65.1)	141.8	2,310.5	(2,168.7)	(93.9)
Earnings per share (R$)*	0.62	1.77			0.21	3.38

(*) Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.				Net
	3Q20	3Q19	R$	%	9M20	9M19	R$	%
Net income	421.6	1,208.9	(787.3)	(65.1)	141.8	2,310.5	(2,168.7)	(93.9)
Income tax and social contribution	234.0	629.8	(395.8)	(62.8)	53.6	1,168.1	(1,114.5)	(95.4)
Financial result	330.6	719.9	(389.3)	(54.1)	2,986.4	1,026.0	1,960.4	191.1
Other operating revenues (expenses), net	(0.8)	(13.2)	12.4	(93.9)	(113.3)	(18.3)	(95.0)	519.1
(=) Adjusted EBIT*	985.4	2,545.4	(1,560.0)	(61.3)	3,068.5	4,486.3	(1,417.8)	(31.6)
Depreciation and amortization	528.2	463.9	64.3	13.9	1,510.2	1,299.3	210.9	16.2
(=) Adjusted EBITDA**	1,513.6	3,009.3	(1,495.7)	(49.7)	4,578.7	5,785.6	(1,206.9)	(20.9)
(%) Adjusted EBITDA margin	34.1	55.6			35.5	43.5

* Adjusted EBIT corresponds to net income/(loss) before: (i) other operating revenues (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to net income/(loss) before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution and; (iv) depreciation and amortization expenses.

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Comments on the Company’s Performance

In 3Q20, net operating revenue, including construction revenue, reached R$ 4,438.5 million, down by 18.0% over the same period in 2019.

Costs and expenses, which consider construction costs, totaled R$ 3,456.2 million, up 20.5% over 2019.

Adjusted EBIT totaled R$ 985.4 million, down by 61.3% over the R$ 2,545.4 million recorded in 3Q19.

Adjusted EBITDA, in the amount of R$ 1,513.6 million, reduced by 49.7% when compared to the R$ 3,009.3 million reported in 3Q19 (R$ 6,303.7 million in the last 12 months).

Adjusted EBITDA margin reached 34.1% in 3Q20, against 55.6% in 3Q19 (35.8% in the last 12 months). Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 44.0% in 3Q20, compared to 63.5% in 3Q19 (44.3% in the last 12 months).

The Company recorded net income of R$ 421.6 million in 3Q20, compared to net income of R$1,208.9 million in 3Q19.

3. Gross operating revenue

Gross operating revenue related to sanitation services, in the amount of R$ 3,639.1 million, which does not consider construction revenue, decreased by R$ 1,345.0 million, or 27.0%, from the R$ 4,984.1 million recorded in 3Q19.

The main factors that led to this variation were:

•	Signing of the agreement with the municipality of Santo André in 3Q19, generating non-recurring R$ 1,261.7 million;

•	Lower billed volume in the Commercial, Industrial and Public categories, leading to a reduction of approximately R$ 275 million compared to 3Q19; and

•	Exemption granted to customers in the “Residential Social” and “Residential Favela” categories from paying water and sewage bills, leading to a decrease of R$ 21.7 million in revenue.

The decrease in operating revenue was offset by:

•	Higher billed volume in the Residential category, in the amount of R$ 243.0 million;

•	Higher revenue from the retail segment in the municipality of Santo André, in the amount of R$57.1 million; and

•	Tariff adjustment of 3.4% since August 2020.

4. Construction revenue

Construction revenue increased by R$ 353.9 million, or 50.6%, in 3Q20 over 3Q19. The variation was mainly due to higher asset investments.

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Comments on the Company’s Performance

5.       Billed volume

The following tables show the water and sewage billed volume, on a quarter-over-quarter and year-over-year basis, per customer category and region. The volumes of Santo André, Mauá and the categories exempt from payment are presented individually.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	3Q20	3Q19	Var. %	3Q20	3Q19	Var. %	3Q20	3Q19	Var. %
Residential	432.0	420.7	2.7	375.4	363.2	3.4	807.4	783.9	3.0
Commercial	38.3	43.5	(12.0)	36.3	42.4	(14.4)	74.6	85.9	(13.2)
Industrial	7.6	8.1	(6.2)	8.7	9.8	(11.2)	16.3	17.9	(8.9)
Public	8.2	11.0	(25.5)	7.3	9.9	(26.3)	15.5	20.9	(25.8)
Total retail	486.1	483.3	0.6	427.7	425.3	0.6	913.8	908.6	0.6
Wholesale(3)	12.9	12.0	7.5	3.5	4.2	(16.7)	16.4	16.2	1.2
Subtotal	499.0	495.3	0.7	431.2	429.5	0.4	930.2	924.8	0.6
Santo André(4)	13.6	18.1	(24.9)	13.5	7.1	90.1	27.1	25.2	7.5
Mauá(5)	7.9	8.8	(10.2)	-	-	-	7.9	8.8	(10.2)
“Residencial Social/Favela”(6)	17.9	-	-	13.9	-	-	31.8	-	-
Total	538.4	522.2	3.1	458.6	436.6	5.0	997.0	958.8	4.0
	Water			Sewage			Water + Sewage
Category	9M20	9M19	Var. %	9M20	9M19	Var. %	9M20	9M19	Var. %
Residential	1,294.2	1,273.3	1.6	1,122.2	1,095.0	2.5	2,416.4	2,368.3	2.0
Commercial	118.5	130.8	(9.4)	112.7	127.4	(11.5)	231.2	258.2	(10.5)
Industrial	22.6	24.4	(7.4)	26.6	29.6	(10.1)	49.2	54.0	(8.9)
Public	27.1	32.8	(17.4)	24.1	29.4	(18.0)	51.2	62.2	(17.7)
Total retail	1,462.4	1,461.3	0.1	1,285.6	1,281.4	0.3	2,748.0	2,742.7	0.2
Wholesale(3)	37.5	35.9	4.5	11.0	12.3	(10.6)	48.5	48.2	0.6
Subtotal	1,499.9	1,497.2	0.2	1,296.6	1,293.7	0.2	2,796.5	2,790.9	0.2
Santo André(4)	40.3	53.9	(25.2)	39.9	15.9	150.9	80.2	69.8	14.9
Mauá(5)	26.0	26.0	-	-	-	-	26.0	26.0	-
“Residencial Social/Favela”(6)	44.4	-	-	34.2	-	-	78.6	-	-
Total	1,610.6	1,577.1	2.1	1,370.7	1,309.6	4.7	2,981.3	2,886.7	3.3
WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q20	3Q19	Var. %	3Q20	3Q19	Var. %	3Q20	3Q19	Var. %
Metropolitan	318.1	320.7	(0.8)	280.5	282.1	(0.6)	598.6	602.8	(0.7)
Regional(2)	168.0	162.6	3.3	147.2	143.2	2.8	315.2	305.8	3.1
Total retail	486.1	483.3	0.6	427.7	425.3	0.6	913.8	908.6	0.6
Wholesale(3)	12.9	12.0	7.5	3.5	4.2	(16.7)	16.4	16.2	1.2
Subtotal	499.0	495.3	0.7	431.2	429.5	0.4	930.2	924.8	0.6
Santo André(4)	13.6	18.1	(24.9)	13.5	7.1	90.1	27.1	25.2	7.5
Mauá(5)	7.9	8.8	(10.2)	-	-	-	7.9	8.8	(10.2)
“Residencial Social/Favela”(6)	17.9	-	-	13.9	-	-	31.8	-	-
Total	538.4	522.2	3.1	458.6	436.6	5.0	997.0	958.8	4.0
WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	9M20	9M19	Var. %	9M20	9M19	Var. %	9M20	9M19	Var. %
Metropolitan	955.8	965.0	(1.0)	841.5	846.3	(0.6)	1,797.3	1,811.3	(0.8)
Regional(2)	506.6	496.3	2.1	444.1	435.1	2.1	950.7	931.4	2.1
Total retail	1,462.4	1,461.3	0.1	1,285.6	1,281.4	0.3	2,748.0	2,742.7	0.2
Wholesale(3)	37.5	35.9	4.5	11.0	12.3	(10.6)	48.5	48.2	0.6
Subtotal	1,499.9	1,497.2	0.2	1,296.6	1,293.7	0.2	2,796.5	2,790.9	0.2
Santo André(4)	40.3	53.9	(25.2)	39.9	15.9	150.9	80.2	69.8	14.9
Mauá(5)	26.0	26.0	-	-	-	-	26.0	26.0	-
“Residencial Social/Favela”(6)	44.4	-	-	34.2	-	-	78.6	-	-
Total	1,610.6	1,577.1	2.1	1,370.7	1,309.6	4.7	2,981.3	2,886.7	3.3

(1) Unaudited

(2) Including coastal and interior regions

(3) Wholesale includes volumes of reuse water and non-domestic sewage

(4) Billed volume in the retail segment in 3Q20/9M20 and in the wholesale/retail segment in 3Q19/9M19 (5) Volume billed in the retail segment in 3Q20 and at wholesale in 3Q19

(6) Volume billed in categories exempt from paying water and sewage bill

PAGE:16 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

6. Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs increased by R$ 588.6 million in 3Q20 (20.5%). Excluding construction costs, the increase was R$ 242.6 million (11.1%).

Costs, administrative & selling expenses and construction costs represented as a percentage of net revenue was 77.9% in 3Q20, compared to 53.0% in 3Q19.

R$ million

			Var.				Net
	3Q20	3Q19	R$	%	9M20	9M19	R$	%
Salaries and payroll charges and Pension plan obligations	669.4	517.0	152.4	29.5	2,005.6	1,969.6	36.0	1.8
General supplies	63.5	67.3	(3.8)	(5.6)	186.7	196.1	(9.4)	(4.8)
Treatment supplies	78.9	67.4	11.5	17.1	253.9	229.8	24.1	10.5
Services	457.6	449.9	7.7	1.7	1,323.7	1,326.5	(2.8)	(0.2)
Electricity	311.0	282.5	28.5	10.1	915.9	845.0	70.9	8.4
General expenses	224.4	358.6	(134.2)	(37.4)	721.3	889.5	(168.2)	(18.9)
Tax expenses	18.4	14.9	3.5	23.5	52.1	55.6	(3.5)	(6.3)
Subtotal	1,823.2	1,757.6	65.6	3.7	5,459.2	5,512.1	(52.9)	(1.0)
Depreciation and amortization	528.2	463.9	64.3	13.9	1,510.2	1,299.3	210.9	16.2
Allowance for doubtful accounts	75.1	(37.6)	112.7	(299.7)	349.9	50.9	299.0	587.4
Subtotal	603.3	426.3	177.0	41.5	1,860.1	1,350.2	509.9	37.8
Costs, administrative and selling expenses	2,426.5	2,183.9	242.6	11.1	7,319.3	6,862.3	457.0	6.7
Construction costs	1,029.7	683.7	346.0	50.6	2,535.2	1,946.7	588.5	30.2
Costs, adm & selling expenses and construction costs	3,456.2	2,867.6	588.6	20.5	9,854.5	8,809.0	1,045.5	11.9
% of net revenue	77.9	53.0			76.3	66.3

Salaries and payroll charges and Pension plan obligations

In 3Q20, there was an increase of R$ 152.4 million, due to the reversal of R$ 173.3 million in non-recurring TAC - Retiree expenses related to 3Q19.

This increase was offset by the following factors:

•	Reduction of R$ 9.8 million in pension plans due to changes in the actuarial assumptions;

•	Lower overtime expense, in the amount of R$ 5.1 million; and

•	Decrease of R$ 3.4 million, mainly due to the 2.8% reduction in the average number of employees, arising from the gradual dismissals through the Knowledge Retention Program - PRC, whose effect was offset by the 2.0% increase in wages according to the Career and Salaries Plan (Plano de Cargos e Salários) in February 2020.

Treatment materials

Increase of R$ 11.5 million, or 17.1%, due to the higher use of algaecides and coagulants in several Water Treatment Plants in the Metropolitan Region of São Paulo, in order to maintain the quality of raw water.

Electricity

Electricity expenses totaled R$ 311.0 million in 3Q20, up R$ 28.5 million, or 10.1%, compared to the R$ 282.5 million recorded in 3Q19. Of the total expenses with electricity, the Free Market Tariffs (ACL) accounted for 49.2% in 3Q20 (37.7% in 3Q19) and the Regulated Market Tariffs (ACR) accounted for 50.8% (62.3% in 3Q19).

The main factors influencing this variation were:

•	Average increase of 44.0% in ACL prices (including Grid Market Tariffs - TUSD), with an increase of 16.8% in consumption; and
•	Average reduction of 8.8% in ACR tariffs, with no significant variation in consumption.
PAGE:17 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

General expenses

Decrease of R$ 134.2 million, or 37.4%, totaling R$ 224.4 million in 3Q20, compared to the R$ 358.6 million recorded in 3Q19, mainly due to:

•	Lower provisioning for lawsuits in 3Q20, in the amount of R$ 57.1 million;

•	Non-recurring expenses related to the conclusion of legal proceedings were recognized, arising from the signing of an agreement with the municipality of Guarujá, in the amount of R$ 46.9 million, as previously highlighted; and

•	Lower provision for transfer to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 12.6 million, due to lower revenue earned in the municipality.

Depreciation and amortization

Increase of R$ 64.3 million, or 13.9%, due to the start-up of intangible assets, in the amount of R$ 3.6 billion.

Allowance for doubtful accounts

Increase of R$ 112.7 million, mainly due to:

•	Non-recurring reversal of R$ 51.5 million in 3Q19, due to the agreement with the municipality of Santo André; and

•	Increase in delinquency rates due to the economic instability worsen by COVID-19.

Other operating income (expenses), net

Other operating revenues and expenses recorded a negative variation of R$ 12.4 million due to the donation of basic food baskets, within the context of the COVID-19 pandemic.

7. Financial result

				R$ million
			Var.
	3Q20	3Q19	R$	%
Financial expenses, net of income	(180.2)	(185.6)	5.4	(2.9)
Net monetary and exchange variations	(150.4)	(534.3)	383.9	(71.9)
Financial result	(330.6)	(719.9)	389.3	(54.1)

Financial expenses, net of income

				R$ million
			Var.
	3Q20	3Q19	R$	%
Financial expenses
Interest and charges on domestic loans and financing	(92.0)	(89.9)	(2.1)	2.3
Interest and charges on international loans and financing	(39.5)	(44.0)	4.5	(10.2)
Other financial expenses	(94.2)	(125.0)	30.8	(24.6)
Total financial expenses	(225.7)	(258.9)	33.2	(12.8)
Financial income	45.5	73.3	(27.8)	(37.9)
Financial expenses net of income	(180.2)	(185.6)	5.4	(2.9)
PAGE:18 of 86

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Comments on the Company’s Performance

Decrease of R$ 5.4 million, due to:

•	Reduction of R$ 4.5 million in interest and charges on international loans and financing, mainly due to the exchange of the US$ 494.6 million debt to R$ 2,810.9 million with the Interamerican Development Bank (IDB);

•	R$ 30.8 million decrease in other financial expenses, as a result of lower recognition of interest on lawsuits, in the amount of R$ 29.8 million; and

•	Decrease of R$ 27.8 million in financial revenue, mostly due to the lower income obtained on financial investments, due to the reduction in the remuneration of the DI rate.

Monetary and exchange variation, net

				R$ million
			Var.
	3Q20	3Q19	R$	%
Monetary and exchange variation on liabilities
Monetary variation on borrowings and financing	(19.7)	(4.3)	(15.4)	(358.1)
Exchange variation on loans and financing	(111.1)	(522.1)	(411.0)	(78.7)
Other monetary variations	(39.8)	(29.3)	(10.5)	(35.8)
Total monetary/exchange variation on liabilities	(170.6)	(555.7)	(385.1)	(69.3)
Monetary/exchange variation on assets	20.2	21.4	(1.2)	(5.6)
Monetary/exchange variations, net	(150.4)	(534.3)	383.9	(71.9)

The effect of net monetary and exchange variations in 3Q20 totaled R$ 383.9 million, lower than the amounts reported in 3Q19, especially due to:

•	R$ 15.4 million increase in monetary variation on loans and financing, due to the increase in the IPCA consumer price index and funding from the 26th debenture issuance;

•	Decrease of R$ 411.0 million in exchange variations on loans and financing, due to: (i) lower appreciation of the US dollar and the yen against the real in 3Q20 (3.01% and 5.16%, respectively), when compared to the appreciation in 3Q19 (8.67% and 8.38%, respectively); (ii) exchange of debt, from US$ 494.6 million to R$2,810.9 million with the Inter-American Development Bank (IDB); and (iii) early amortization of the Eurobonds, which would mature on December 16, 2020, in the amount of R$ 1,910.1 million (US$ 350.0 million); and

•	Increase of R$ 10.5 million in other monetary variations, due to higher monetary variation on lawsuits in 3Q20, in the amount of R$ 9.0 million, due to the increase of the Court of Justice update rate, of 1.1% in 3Q20, compared to 0.23% in 3Q19.

8. Income tax and social contribution

In 3Q20, taxes decreased by R$ 395.8 million due to the lower taxable result recorded.

In 3Q19, non-recurring revenue was recognized in the amount of R$ 1,261.7 million, related to the agreement with the municipality of Santo André and the reversal of R$ 173.3 million in TAC - Retiree expenses.

In addition, the allowance for doubtful accounts increased by R$ 112.7 million in 3Q20, which was offset by the reduction in expenses with exchange rate variation, in the amount of R$ 411.0 million.

PAGE:19 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

9. Indicators

a) Operating

Operating indicators(*)	3Q20	3Q19%
Water connections(1)	10,030	9,881	1.5
Sewage connections(1)	8,458	8,277	2.2
Population directly served - water(2)	27.4	27.0	1.5
Population directly served - sewage(2)	24.2	23.7	2.1
Number of employees	13,533	14,018	(3.5)
Water volume produced in the quarter(3)	726	711	2.1
Water volume produced in the year(3)	2,171	2,141	1.4
IPM - Micromeasured Water Loss (%)(4)	27.6	29.4	(6.1)
IPDt (liters/connection x day)(4)	271.0	289.0	(6.2)

(1) Total connections, active and inactive, in thousand units at the end of the period

(2) In million inhabitants, at the end of the period. Does not include wholesale

(3) In millions of cubic meters

(4) Does not include Guarulhos and Santo André

(*) Unaudited

b) Management’s Indicators

The following performance Management Indicators show: Gross Revenue, Operating Expenses and EBITDA, all measured based on billed cubic meter.

The historical series is presented since 2014, based on quarterly financial data disclosed by the Company, disregarding some non-recurring and material events that would distort the result.

All indicators were calculated based on average values of 3Q20, adjusted by variations in the IPCA consumer price index, to determine the behavior on a same-price base in the period.

Gross Revenue per billed cubic meter shows increasing average evolution, especially after the third quarter of 2015. In 3Q20, result fell by 8.6% year over year, influenced by the lower revenue from commercial and industrial customers, payment exemption for customers in the "Residencial Social" and "Residencial Favela” categories and postponement of the tariff adjustment.

Operating Expenses per billed cubic meter increased on a quarterly basis in a controlled manner, being compatible with the expansion of operations showing a stable average performance and reflecting disciplined cost management. In 3Q20, expenses fell by 11.5% compared to 3Q19.

Finally, the EBITDA per cubic meter increased in the period, basically due to the performance of Gross Revenue and Operating Expenses. Compared to the beginning of 2020, this indicator had a positive evolution in 3Q20, in spite of the 10.4% decrease compared to 3Q19.

PAGE:20 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Total Gross Revenue per Billed m³ - R$/m³

Figures at 3Q20 average prices, updated by IPCA

The following were not considered:

- Construction revenue

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

- R$194.9 million referring to agreement with Mauá in 2Q20

Operating Expenses per Billed m³ - R$/m³

Figures at 3Q20 average prices, updated by IPCA

Expenses considered: personnel, treatment materials, general supplies, outsourced services, electricity, general expenses and tax expenses. Reversals excluded:

1.R$ 696 million referring to agreement with the State Government in 1Q15

2.R$ 307 million referring to the migration of the supplementary pension plan in 3Q16

3.R$ 173 million referring to the TAC - Retirees in 3Q19

PAGE:21 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

EBITDA per Billed m³ - R$/m³

Figures at 3Q20 average prices, updated by IPCA

The following were not considered:

1. Revenue:

- R$ 928 million referring to the agreement with Guarulhos in 4Q18

- R$ 1,254 million referring to the agreement Santo André in 3Q19

- R$ 194.9 million referring to the agreement signed with Mauá in 2Q20

2. Reversal of Expenses:

- R$ 696 million referring to the agreement with the State Government in 1Q15

- R$ 307 million referring to the migration of the supplementary pension plan in 3Q16

- R$ 173 million referring to the end of TAC - Retirees in 3Q19

c) Economic

Economic Variables at the close of the quarter (*)	3Q20	3Q19
Amplified Consumer Price Index(1)	1.24	0.26
National Consumer Price Index(1)	1.68	0.17
Consumer Price Index(1)	2.16	0.47
Interbank Deposit Certificate(2)	1.90	5.40
US DOLLAR(3)	5.6407	4.1644
YEN(3)	0.05343	0.03852

(1) Quarterly rate (%)

(2) Quarterly average

(3) Ptax sale rate on the last day

(*) Unaudited

10. Loans and financing

On September 30, Eurobonds, in the amount of US$ 350.0 million, maturing on December 16, 2020, were early amortized. The Company used cash for such redemption, and is in line with its strategy to reduce currency exposure. The Company formalized this month a financing agreement with Inter-American Investment Corporation – IDB Invest, in the amount of R$950.0 million, in two tranches: (i) the first, of R$508.0 million, whose funds will be used for investment in the New Pinheiros River Program and in Renewable Energy Plants; and (ii) the second, of R$ 442.0 million, whose funds will be used to refinance debt. The transaction has no guarantees.

PAGE:22 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

									R$’000
DEBT PROFILE
INSTITUTION	2020	2021	2022	2023	2024	2025	2026 onwards	TOTAL	% of total
Local currency
Debentures	48,828	1,941,913	572,615	373,82	707,839	282,442	1,670,293	5,597,750	36
Brazilian Federal Savings Bank	21,74	89,722	94,608	87,55	86,408	91,819	929,6	1,401,447	9
BNDES	-	174,348	174,348	167,698	161,164	141,28	523,128	1,341,966	9
IDB 2202	-	181,349	181,349	181,349	181,349	181,349	1,799,162	2,705,907	18
Leasing	46,517	66,293	42,12	37,503	40,517	40,545	222,959	496,454	3
Others	621	3,779	4,038	3,977	1,757	1,61	-	15,782	0
Interest and other charges	60,357	40,42	-	-	-	-	-	100,777	1
Total in Local Currency	178,063	2,497,824	1,069,078	851,897	1,179,034	739,045	5,145,142	11,660,083	76
Foreign Currency
IDB 1212	-	57,976	57,976	57,976	57,976	57,976	-	289,88	2
IBRD	-	34,294	34,294	34,294	34,294	34,294	290,788	462,258	3
JICA	5,833	225,498	225,498	225,498	225,498	225,498	1,695,750	2,829,073	18
IDB 1983AB	-	43,39	43,39	42,28	-	-	-	129,06	1
Interest and other charges	5,658	4399	-	-	-	-	-	10,057	0
Total in Foreign Currency	11,491	365,557	361,158	360,048	317,768	317,768	1,986,538	3,720,328	24
TOTAL	189,554	2,863,381	1,430,236	1,211,945	1,496,802	1,056,813	7,131,680	15,380,411	100

Covenants

The table below shows the most restrictive covenants in 3Q20:

(1)“Other Onerous Debt” correspond to the sum of social security liabilities, health care plan installment payment of tax debts and installment payment of debts with the Electricity supplier

As of September 30, 2020, the Company had met the requirements set forth by its borrowings and financing agreements.

PAGE:23 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

11. CAPEX

Investments totaled R$ 1,072.7 million in 3Q20. The investment in 9M20 was R$ 3,117.5 million.

Cash used in 9M20 referring to the Company’s historical investments totaled R$ 2,302.1 million.

PAGE:24 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

1 Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government (GESP). The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of September 30, 2020, the Company operated water and sewage services in 374 municipalities of the São Paulo State, 342 have already signed contracts, pursuant to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and service contracts, except for the municipalities of Guarulhos, Mauá, Mogi das Cruzes, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	September 30, 2020	December 31, 2019	September 30, 2019

Total municipalities that have already signed contracts*	342	325	319
Balance – intangible and contract assets	39,035,377	35,990,087	35,253,130
Percentage of intangible and contract assets	93.71%	90.10%	90.17%
Revenue from sanitation services (excluding construction revenue)	10,364,110	13,700,777	9,949,085
Percentage of revenue from sanitation services (excluding construction revenue)	93.32%	84.92%	82.23%

Municipalities with expired contracts:	8	21	25
Balance – intangible and contract assets	216,326	1,637,878	1,627,293
Percentage of intangible and contract assets	0.52%	4.10%	4.16%
Revenue from sanitation services (excluding construction revenue)	28,480	451,603	339,171
Percentage of revenue from sanitation services (excluding construction revenue)	0.26%	2.80%	2.80%

Municipalities with concession agreements due by 2030:	25	27	28
Balance – intangible and contract assets	1,176,822	1,181,172	1,235,219
Percentage of intangible and contract assets	2.83%	2.96%	3.16%
Revenue from sanitation services (excluding construction revenue)	433,989	588,628	451,228
Percentage of revenue from sanitation services (excluding construction revenue)	3.91%	3.65%	3.73%

Municipality of São Paulo:
Percentage of intangible and contract assets	42.17%	43.37%	43.68%
Percentage of revenue from sanitation services (excluding construction revenue)	44.37%	44.48%	43.36%
* Includes the municipality of Mauá, which signed contract in June 2020, with operations expected to begin in December 2020.

PAGE:25 of 86

ITR - Quarterly Information Form - 9/30/2020 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

The Company operates in the municipality of Juquitiba under authorization by public deeds, which are valid and governed by the Brazilian Civil Code. Revenue from sanitation services (excluding construction revenue) of this municipality totaled R$ 4,451 from January to September 2020 (R$ 4,088 from January to September 2019) and the total amount of intangible and contract assets for this municipality was R$ 81,754 as of September 30, 2020 (R$ 80,563 as of December 31, 2019).

The Company's shares have been listed in the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

The global economic instability worsened in early 2020 with the outbreak of a new coronavirus, which was considered pandemic by the World Health Organization (WHO). Accordingly, SABESP has adopted and has taken several preventive measures to ensure the continuity and quality of the services provided to the population, given that the services rendered by the Company have become even more essential to the society in the context of the COVID-19 pandemic. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented a number of preventive measures so that its employees are not exposed to situations of risks, such as: (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working under a remote system; (ii) restriction of domestic and international trips; (iii) use of remote means of communication; and (iv) anticipation of the influenza vaccination campaign; among others. The Company also took all necessary preventive measures so that employees with strategic functions can work without increasing the risk of contamination, thus ensuring the continuity in the provision of essential services.

Some of the economic and financial consequences arising from the COVID-19 pandemic include: (i) high exchange volatility and increase in new funding costs; (ii) reduction in billed volume and, consequently, in revenues from customers in the commercial, industrial and public categories, in the amount of approximately R$ 275.0 million from June to September 30, 2020 and R$ 598.1 million from January to September 2020; (iii) postponement of the tariff adjustment from May 11 to August 15, 2020, with an estimate net impact of R$ 65.6 million on the operating revenue from July to September 2020 and R$ 93.6 million from January to September 2020; (iv) increase in default and in the expectation of higher future losses, due to the decrease in the municipalities’ revenue and the increase in bankruptcy petitions, which negatively impacted estimated losses by R$ 112.8 million from July to September 2020 compared to July to September 2019 and R$ 298.9 million from January to September 2020 compared to January to September 2019; and (v) payment exemption of water and sewage bills for consumers in the Residential Social and Residential Favela categories in all operated municipalities from April 1 to September 15, 2020, reducing revenue by R$ 51.6 million from July to September 2020 and by R$ 116.9 million from January to September 2020, compared to the same periods in 2019. Opposed to the adverse effects, there was a positive effect, such as the increase in revenues from residential customers (except for the social and favela categories), in the amount of R$ 243.0 million from July to September 2020 and R$ 517.4 million from January to September 2020, and the postponement of the payment of 50% of the Regulation, Control and Inspection Fee (TRCF) from May to December 2020, for settlement in 24 installments beginning January 2021, of R$ 13.1 million from May to September 2020.

Because of the adverse effects, the Company reduced expenses and budget adjustments to preserve economic and financial sustainability and, on April 27, 2020 and July 10, 2020, it held the 25th and 26th issue debentures in the amounts of R$ 1.45 billion and R$ 1.05 billion, respectively. In addition to these initiatives, on April 28, 2020, the Company concluded the translation of a debt contracted with the Inter-American Development Bank (IDB), from US$ 494.6 million to R$ 2,810.9 million, reducing its exposure to the variation of the US dollar. In addition, as of September 30, 2020, the Company early amortized Eurobonds in the amount of R$ 1,910.1 million (US$ 357.8 million) to reduce currency exposure.

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Notes to the Interim Financial Information

Management expects that the initiatives implemented because of the above-mentioned impacts, in addition to the signature of contracts with the municipalities of Guarulhos, Santo André and Mauá, improved water security, due to the works carried out, and the credit lines contracted for purposes of investments, will be sufficient to meet its commitments and not compromise the Company’s operating and financial continuity.

New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Law 14,026/2020 with 11 vetoes. Although they can be overruled by the Brazilian Congress, by extinguishing the program contract, the Law changes the scenario for operations in the sector, ensuring competition.

Additionally, the Law imposes performance goals that encourage operators to increase operating efficiency, and provides conditions for the National Water Agency (ANA) to establish parameters and guidelines in order to minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

In this context, the Company believes it has competitive advantages, given that: i) contracts already include goals that meet or even anticipate those contained in the new regulatory framework, ii) it provides access to public and private capital, iii) it has high governance level and iv) it has great exposure to the market, thus being prepared to compete in the expansion of its market share.

Approvals

The interim financial information was approved by the Board of Directors on November 12, 2020.

2       Basis of preparation and presentation of the interim financial information

Presentation of the Interim Financial Information

The interim financial information as of September 30, 2020, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form – ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Accordingly, this interim information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information as of September 30, 2020, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2019, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

i.        Summary of significant accounting policies (Note 3);

ii. Changes in accounting practices and disclosures (Note 4);

iii. Risk management – financial instruments (Note 5.4);

iv. Key accounting estimates and judgments (Note 6);

v. Related-party balances and transactions (Note 10);

vi.        Investments (Note 11);

vii. Intangible assets (Note 14);

viii. Borrowings and financing (Note 16);

ix.        Deferred taxes and contributions (Note 18);

x.        Provisions (Note 19);

xi.        Employees benefits (Note 20);

xii. Equity (Note 23);

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Notes to the Interim Financial Information

xiii. Insurance (Note 26);

xiv. Financial income (expenses) (Note 29).

All material information related to the interim financial information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the interim financial information are in thousands of reais, unless otherwise stated.

3        Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial information as of September 30, 2020 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2019, disclosed on Note 3 of such financial statements.

4       Risk Management

4.1 Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a) Market risk

Exchange risk

Currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at lower interest rates, in US dollar and yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

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Notes to the Interim Financial Information

A significant portion of financial debt is indexed to the US dollar and Yen, in the total amount of R$ 3,729,145 as of September 30, 2020 (R$ 6,382,009 as of December 31, 2019). The exposure to exchange risk is as follows:

	September 30, 2020		December 31, 2019
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	157,259	887,051	1,051,881	4,239,817
Borrowings and financing – Yen	53,004,615	2,832,037	56,452,885	2,097,225
Interest and charges from borrowings and financing – US$		4,142		32,242
Interest and charges from borrowings and financing – Yen		5,915		12,725
Total exposure		3,729,145		6,382,009
Borrowing cost – US$		(5,853)		(20,173)
Borrowing cost – Yen		(2,964)		(3,038)
Total foreign currency-denominated borrowings (Note 16)		3,720,328		6,358,798

The 41.5% decrease in foreign-currency denominated debt from December 31, 2019 to September 30, 2020 was mainly due to:

•	Exchange of foreign currency to local currency of the BID 2202 contract, in the amount of R$ 2,810,907 (US$ 494,617 thousand);
•	Final amortization of Eurobonds, in the amount of R$ 1,910,124 (US$ 357,763 thousand), corresponding to principal plus interest and charges;

The decrease was offset by the appreciation of the US dollar and Yen against the Real, as shown below:

	September 30, 2020	December 31, 2019	Var.
US$	R$ 5.6407	R$ 4.0307	39.9%
Iene	R$ 0.05343	R$ 0.03715	43.8%

From January to September 2020, the Company recorded R$ 2,474,804 in liabilities from the currency variation of the borrowing and financing agreements. As of September 30, 2020, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the nine-month period ended September 30, 2020 would have been R$ 372,915 (R$ 675,049 for the nine-month period ended September 30, 2019), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings and financing.

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Notes to the Interim Financial Information

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of September 30, 2020 in US$ - Liabilities	157,259	157,259	157,259

US$ rate as of September 30, 2020	5.6407	5.6407	5.6407
Exchange rate estimated according to the scenario	5.1200	6.4000	7.6800
Differences between the rates	0.5207	(0.7593)	(2.0393)

Effect on net financial result R$ - gain/(loss)	81,885	(119,407)	(320,698)

Net currency exposure as of September 30, 2020 in ¥ – Liabilities	53,004,615	53,004,615	53,004,615

Yen rate as of September 30, 2020	0.05343	0.05343	0.05343
Exchange rate estimated according to the scenario	0.05453	0.06816	0.08179
Differences between the rates	(0.00110)	(0.01473)	(0.02836)

Effect on net financial result R$ - (loss)	(58,305)	(780,758)	(1,503,211)

Total effect on net financial result in R$ - gain/(loss)	23,580	(900,165)	(1,823,909)

(*) For the probable scenario in US dollar, the exchange rate estimated for September 30, 2021 was used, pursuant to the BACEN Focus Report of September 30, 2020. For the Yen, the exchange estimated for September 30, 2021 was used, according to B3’s Reference Rates report of September 30, 2020.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

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Notes to the Interim Financial Information

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to variable interest rate:

	September 30, 2020	December 31, 2019
CDI (i)	5,886,988	1,866,755
TR (ii)	1,617,388	1,675,203
IPCA (iii)	2,130,378	1,366,134
TJLP (iv)	1,494,985	1,381,342
LIBOR (v)	887,051	2,829,073
Interest and charges	104,901	105,667
Total	12,121,691	9,224,174

(i) CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii) TR – Interest Benchmark Rate

(iii) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of September 30, 2020, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the nine-month period ended September 30, 2020 would have been R$ 121,217 (R$ 93,943 for the nine-month period ended September 30, 2020), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b) Credit risk

Credit risk is related to cash, banks and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of September 30, 2020 are the carrying amounts of instruments classified cash and cash equivalents, financial investments, restricted cash, trade receivables and accounts receivable from related parties in the reporting period. See additional information in Notes 6, 7, 8, 9 and 10.

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Notes to the Interim Financial Information

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment loss can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	September 30, 2020	December 31, 2019
Cash and cash equivalents and financial investments
AA(bra)	790,515	2,193,725
AAA(bra)	882,962	41,992
Others (*)	258,085	17,493
	1,931,562	2,253,210

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as of September 30, 2020, in which the Company made deposit transactions and financial investments in local currency (R$ - local rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	-	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Caixa Econômica Federal	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	Aa1.br	brAAA
Banco BV	-	Aa3.br	brAAA
Banco BTG Pactual S/A	AA(bra)	Aa2.br	brAA+

(c)        Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities, per relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base date of September 30, 2020.

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Notes to the Interim Financial Information

	October to December 2020	2021	2022	2023	2024	2025 onwards	Total
Em 30 de setembro de 2020

Liabilities
Borrowings and financing	249,448	3,720,526	1,780,555	1,507,228	1,756,199	9,138,513	18,152,469
Trade payables and contractors	237,840	-	-	-	-	-	237,840
Services payable	507,343	-	-	-	-	-	507,343
Public-Private Partnership – PPP	100,812	403,344	403,638	403,934	350,834	4,490,915	6,153,477
Program Contract Commitments	141,815	47,258	32,552	32,552	1,028	13,946	269,151

The Company has borrowings and financing agreements including cross default clauses, i.e. the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses, and the most restrictive are shown in Note 16 (c).

(d) Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after September 30, 2020, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

September 30, 2020
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	1,827,326	2.5000%(*)	3.1250%	3.7500%
Financial income		45,683	57,104	68,525

Current
CDI	(5,886,988)	2.5000%(*)	3.1250%	3.7500%
Interest to be incurred		(147,175)	(183,968)	(220,762)

CDI net exposure	(4,059,662)	(101,492)	(126,864)	(152,237)

Current
TR	(1,617,388)	0.0001%(**)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(2,130,378)	3.0100%(*)	3.7625%	4.5150%
Expenses to be incurred		(64,124)	(80,155)	(96,187)

TJLP	(1,494,985)	4.9100%(*)	6.1375%	7.3650%
Interest to be incurred		(73,404)	(91,755)	(110,106)

LIBOR	(887,051)	0.2180%(**)	0.2725%	0.3270%
Interest to be incurred		(1,934)	(2,417)	(2,901)

Total expenses to be incurred, net		(240,956)	(301,193)	(361,434)

(*) Source: CDI and IPCA (BACEN Focus Report, September 30, 2020) and long-term interest rate as of September 30, 2020 (BACEN).
(**) Source: B3.

(i) Refers to the scenario of interest to be incurred for the 12 months as of September 30, 2020 or until the maturity of the agreements, whichever is shorter.

4.2 Capital management

The Company’s objectives when managing capital are ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

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Notes to the Interim Financial Information

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	September 30, 2020	December 31, 2019

Total borrowings and financing (Note 16)	15,380,411	13,244,709
(-) Cash and cash equivalents (Note 6)	(113,786)	(2,253,210)
(-) Financial investments (Note 7)	(1,817,776)	-

Net debt	13,448,849	10,991,499
Total equity	21,696,617	21,635,783

Total (shareholders plus creditor’s equity)	35,145,466	32,627,282

Levarage rate	38%	34%

As of September 30, 2020, the leverage rate reached 38% compared to the 34% as of December 31, 2019, mainly because of the increase in net debt, due to the appreciation of the US dollar and Yen.

4.3 Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4 Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

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Notes to the Interim Financial Information

The estimated fair values of financial instruments are as follows: Financial assets

	September 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	113,786	113,786	2,253,210	2.253.210
Financial investments	1,817,776	1,817,776	-	-
Restricted cash	31,172	31,172	26,018	26,018
Trade receivables	2,296,029	2,296,029	2,353,027	2,353,027
ANA	28,015	28,015	32,466	32,466
Other assets	264,747	264,747	194,178	194,178

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 791,910 as of September 30, 2020 (R$ 850,896 as of December 31, 2019), which were calculated in accordance with the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 721,094 (R$ 747,579 as of December 31, 2019), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	September 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	15,380,411	15,188,710	13,244,709	13,937,611
Trade payables and contractors	237,840	237,840	369,631	369,631
Services payable	507,343	507,343	474,078	474,078
Program Contract Commitment	252,573	252,573	377,253	377,253
Public-Private Partnership - PPP	3,194,079	3,194,079	3,293,980	3,293,980

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of September 30, 2020, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2019.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

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Notes to the Interim Financial Information

5        Key accounting estimates and judgments

The preparation of the interim financial information requires Management to make judgements and use assumptions based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual ones.

The areas that require a higher level of judgment and greater complexity, as well as the areas in which assumptions and estimates are significant for the interim financial information are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan liabilities; (iv) deferred income tax and social contribution, and (v) provisions.

6        Cash and cash equivalents

	September 30, 2020	December 31, 2019

Cash and banks	68,852	176,497
Cash equivalents	44,934	2,076,713
Total	113,786	2,253,210

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates) and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value, totaling R$ 35,384 (R$ 2,076,713 as of December 31, 2019), which are deposited at a fund in Banco do Brasil, in which SABESP is the exclusive shareholder.

The fund exclusively aims at receiving resources from SABESP and, as of September 30, 2020, it was mainly comprised of investments in treasury notes, repurchase agreements backed by national treasury notes and fixed income financial assets.

Given that SABESP is the exclusive shareholder and has control over the fund, it should be consolidated in the interim financial information; however, since 99% of the balance has already been presented in the financial statements under Cash and cash equivalents and the remaining balance, referring to the fund's management and maintenance expenses, is irrelevant, the Company decided not to present the balances between Parent Company and Consolidated because there is no significant difference between such balances and because it does not generate significant disclosure to users of financial statements.

As of September 30, 2020, the average yield of cash equivalents corresponded to 88.24% of CDI (98.02% as of December 31, 2019).

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Notes to the Interim Financial Information

7        Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	September 30, 2020	Remuneration rate
Banco BV	252,020	102.09% of the CDI
Banco Itaú S/A	352,830	103.00% of the CDI
Banco Bradesco S/A	504,042	103.05% of the CDI
Banco BTG Pactual S/A	352,832	103.00% of the CDI
Banco do Brasil S/A	356,052	97.00% of the CDI
	1,817,776

8        Restricted cash

	September 30, 2020	December 31, 2019

Agreement with the São Paulo municipal government (i)	25,103	17,068
Brazilian Federal Savings Bank – escrow deposits (ii)	224	2,245
Other	5,845	6,705
	31,172	26,018

(i) Refers to the amount deducted from the 7.5% of revenue earned in the municipality to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo municipal government; and

(ii) Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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Notes to the Interim Financial Information

9        Trade receivables

(a)        Statement of financial position details

	September 30, 2020	December 31, 2019
Private sector:
General (i) and special customers (ii)	1,582,014	1,505,150
Agreements (iii)	361,536	378,341

	1,943,550	1,883,491
Government entities:
Municipal	497,790	472,666
Federal	2,366	2,805
Agreements (iii)	304,057	277,047

	804,213	752,518
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,542	3,278
São Caetano do Sul	14,507	9,871

Total wholesale customers – Municipal governments	18,049	13,149

Unbilled supply	670,708	745,884

Subtotal	3,436,520	3,395,042
Allowance for doubtful accounts	(1,140,491)	(1,042,015)

Total	2,296,029	2,353,027

Current	2,055,667	2,137,752
Noncurrent	240,362	215,275

	2,296,029	2,353,027

(i) General customers - residential and small and mid-sized companies;

(ii) Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);

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(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, according to the agreements; and

(iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers.

Agreement with the municipality of Mauá

On June 16, 2020, the Company entered into a debt payment and receipt Consent Decree with the Municipality of Mauá (“Mauá”) and the Mauá Basic Sanitation (SAMA), aiming to settle SAMA’s existing debt upon the transfer of sanitation services to SABESP for 40 years.

The Company has not started the operation in Mauá yet, which was initially expected for August 2020, and now is expected for December 2020.

(b)        The aging of trade receivables is as follows:

	September 30, 2020	December 31, 2019

Current	1,750,640	1,762,606
Past-due:
Up to 30 days	323,844	330,488
From 31 to 60 days	144,177	164,913
From 61 to 90 days	93,713	86,765
From 91 to 120 days	75,003	58,971
From 121 to 180 days	142,041	81,003
From 181 to 360 days	57,600	33,206
Over 360 days	849,502	877,090

Total past-due	1,685,880	1,632,436

Total	3,436,520	3,395,042

The increase in the past-due balance was mainly due to higher default of the private sector.

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(c)        Allowance for doubtful accounts

	January to September 2020	January to September 2019

Balance at the beginning of the period	1,042,015	1,099,442
Private sector/government entities	151,947	(26,343)
Recoveries	(53,471)	(43,845)

Net additions/(recoveries) in the period	98,476	(70,188)

Balance at the end of the period	1,140,491	1,029,254

Reconciliation of estimated losses at the result	July to September 2020	January to September 2020	July to September 2019	January to September 2019

Write-offs	(140,579)	(244,926)	(34,422)	(118,550)
(Losses)/reversal with state entities – related parties (Note 10)	1,154	(6,389)	(387)	(2,536)
(Losses)/reversal with private sector/government entities	41,348	(151,947)	60,331	26,343
Recoveries	22,952	53,471	12,155	43,845

Amount recorded as expense (Note 27)	(75,125)	(349,791)	37,677	(50,898)

Expenses with estimated losses increased from R$ 50,898 between January and September 2019 to R$ 349,791 in the same period in 2020, due to higher default arising from Brazil’s economic instability, worsened by COVID 19.

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

10        Related-party balances and transactions

(a)        Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	September 30, 2020	December 31, 2019
Accounts receivable
Current:
Sanitation services	110,675	131,851
Allowance for losses	(45,806)	(39,417)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	22,939	31,584
- GESP Agreement – 2015	72,247	68,888

Total current	160,055	192,906

Noncurrent:
Agreement for the installment payment of sanitation services	5,947	10,883
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	625,908	647,107

Total noncurrent	631,855	657,990

Total receivables from shareholders	791,910	850,896

Assets:
Sanitation services	70,816	103,317
Reimbursement of additional retirement and pension benefits paid (G0)	721,094	747,579

Total	791,910	850,896

Liabilities:
Interest on capital payable to related parties	-	401,963

	July to September 2020	January to September 2020	July to September 2019	January to September 2019

Revenue from sanitation services	113,989	379,824	137,063	406,495
Payments from related parties	(110,938)	(404,527)	(133,021)	(399,194)

Receipt of GESP reimbursement referring to Law 4,819/1958	(54,922)	(126,839)	(51,070)	(128,433)
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Notes to the Interim Financial Information

(b)	São Paulo State Government - GESP (i) (i) Disputed amounts

As of September 30, 2020, and December 31, 2019, the disputed amounts between SABESP and GESP, corresponding to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,255,306 and
R$ 1,195,217, respectively. The Company created allowances for doubtful accounts for such amounts.

(ii) Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of the G0 Plan. As of September 30, 2020, and December 31, 2019, the amounts corresponding to the actuarial liability totaled R$ 3,074,518 and R$ 3,046,255, respectively. For detailed information on additional retirement and pension benefits, see Note 20 (b).

(c) Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of September 30, 2020, the balance of the agreement totaled R$ 17,176 and R$ 84,953 (R$ 16,653 and R$ 87,231 as of December 31, 2019), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(d) Agreements with reduced tariff for State Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e) Guarantees

The State Government provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

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(f) Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged. From July to September 2020 and 2019, the expenses related to employees assigned to other state government entities amounted to R$ 468 and R$ 1,008, respectively, and, from January to September 2020 and 2019, they amounted to R$ 1,735 and R$ 3,982, respectively.

From July to September 2020 and 2019, there were no expenses related to personnel assigned by other entities to the Company. From January to September 2020 and 2019, these expenses amounted to R$ 13 and R$ 139, respectively.

(g) Non-operating assets

As of September 30, 2020, and December 31, 2019, land and lent structures amounted to R$ 3,613.

(h) SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of September 30, 2020, amounted to R$ 305,447 (R$ 314,677 as of December 31, 2019), according to Note 20 (b).

(i) Compensation of Management Key Personnel and Fiscal Council

From July to September 2020 and 2019, expenses related to the compensation of the members of the Management and Fiscal Council totaled R$ 1,570 and R$ 1,587, respectively. From January to September 2020 and 2019, these amounts totaled R$ 4,749 and R$ 3,762, respectively.

Additional amounts of R$ 380 and R$ 360 referring to the Executive Officers' bonus program were recorded from July to September 2020 and 2019, respectively, and, from January to September 2020 and 2019, these amounts totaled R$ 1.100 and R$ 1,080, respectively.

(j) Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operations of this company, until the borrowings and financing requested with financial institutions is granted.

As of September 30, 2020, the balance of principal and interest of this agreement totaled R$ 33,030, which was recorded in Noncurrent assets, under Other assets (R$ 34,992 as of December 31, 2019), at CDI + 1.2% p.a. As of January 27, 2020, the Company received R$ 3,000, of which R$ 1,231 for amortization of principal and R$ 1,769 for amortization of interest.

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The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

(k) “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/2012, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until September 30, 2020, the program total amount was R$ 126,900 (R$ 117,272 as of December 31, 2019); as of September 30, 2020 and December 31, 2019, there was no balance receivable from related parties. As of September 30, 2020, R$ 74,726 (R$ 65,099 as of December 31, 2019) was recorded under intangible assets. R$ 52,174 was reimbursed by GESP (R$ 52,174 as of December 31, 2019) from the beginning of the program until September 30, 2020.

11        Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

Below is a summary of the investees’ financial statements in which SABESP holds equity interest valued by the equity accounting:

	Equity		Dividends distributed	Profit (loss) for the period
	September 30, 2020	December 31, 2019	January to September 2020	January to September 2020	(*)	January to September 2019

Sesamm	51,281	45,923	-	5,358	-	2,714
Águas de Andradina	29,310	30,065	-	1,870	(2,625)	3,000
Águas de Castilho	8,232	7,242	-	977	13	1,221
Saneaqua Mairinque (1)	4,013	4,783	-	(770)	-	(12)
Attend Ambiental	10,491	7,486	-	3,040	(35)	(288)
Aquapolo Ambiental	42,649	37,772	(8,516)	13,393	-	12,902
Paulista Geradora de Energia	6,894	7,144	-	(250)	-	(381)

(1)Amounts referring to July 31, 2020.

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	Investments		Dividends distributed	Other comprehenive income	Reclassification	Equity result			Interest percentage
	September 30, 2020	December 31, 2019	January to September 2020	January to September 2020	January to September 2020	January to September 2020	(*)	January to September 2019	September 30, 2020	December 31, 2019

Sesamm	18,462	16,533	-	-	-	1,929	-	977	36%	36%
Águas de Andradina	8,794	9,020	-	-	-	561	(787)	900	30%	30%
Águas de Castilho	2,470	2,172	-	-	-	294	4	366	30%	30%
Saneaqua Mairinque(2)	-	1,434	-	17	(1.203)	(248)	-	(4)	4.6%	30%
Attend Ambiental	4,721	3,369	-	-	-	1,368	(16)	(130)	45%	45%
Aquapolo Ambiental	20,897	18,508	(4,173)	-	-	6,562	-	6,322	49%	49%
Paulista Geradora de Energia	1,723	1,786	-	-	-	(63)	-	(94)	25%	25%
Joint ventures	57,067	52,822	(4,173)	17	(1,203)	10,403	(799)	8,337
Other investments	6,099	365
Overall total	63,166	53,187

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2019 were issued after disclosure of SABESP’s financial statements.

(2) On August 20, 2020, the investee Saneaqua Mairinque held an Extraordinary Shareholders' Meeting that approved a capital increase in the amount of R$ 21,944, through the issue of 17,178,988 shares. SABESP waived its preemptive right in the participation of such capital increase, and the shares then issued because of the capital increase were entirely subscribed by the shareholder BRK Ambiental, resulting in the dilution of SABESP’s interest in the investee. Accordingly, SABESP discontinued the equity accounting method and recorded this financial asset under the fair value on the transaction date, in the amount of R$ 5,734. The amounts corresponding to the equity result were recorded until July 2020.

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12        Investment Properties

	December 31, 2019	Transfers	Depreciation	September 30, 2020

Investment properties	47,562	(1,240)	(36)	46,286

	December 31, 2018	Transfers	Depreciation	September 30, 2019

Investment properties	47,620	(9)	(37)	47,574

As of September 30, 2020 and December 31, 2019, the market values of these properties were approximately R$ 383,000 and R$ 386,000, respectively.

13        Contract assets

Contract Assets (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets conditioned to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Assets during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 14.

	December 31, 2019	Additions (ii)	Transfers	Transfers of works to intangible assets	September 30, 2020 (i)

Total contract assets	7,617,714	2,762,570	55,496	(2,319,375)	8,116,405

	December 31, 2018	Additions	Transfers	Transfers of works to intangible assets	September 30, 2019

Total contract assets	7,407,948	2,228,063	10,508	(2,067,034)	7,579,485

(i)	The largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,617 million, R$ 520 million and R$ 457 million, respectively.

(ii)	The largest additions of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 1,088 million, R$ 236 million and R$ 161 million, respectively.

As of September 30, 2020, the contract asset included R$ 276,893, recorded as lease (R$ 276,893 as of December 31, 2019). The works are being carried out by means of service contracts.

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14        Intangible assets

(a) Statement of financial position details

	September 30, 2020			December 31, 2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	669,350	(184,470)	484,880	2,066,459	(571,606)	1,494,853
Concession agreements – economic value	1,396,698	(688,728)	707,970	1,334,531	(621,679)	712,852
Program contracts	22,415,582	(6.588,180)	15,827,402	19.413,768	(5,594,068)	13,819,700
Program contracts – commitments	1,709,757	(325,592)	1,384,165	1,651,434	(286,559)	1,364,875
Services contracts – São Paulo	20,042,088	(5,483,778)	14,558,310	19,217,091	(4,826,328)	14,390,763
Software license of use	936,018	(414,725)	521,293	829,739	(358,033)	471,706
Right of use – Other assets	139,903	(84,920)	54,983	113,233	(42,535)	70,698
Total	47,309,396	(13,770,393)	33,539,003	44,626,255	(12,300,808)	32,325,447

(b)        Changes

	December 31, 2019	Additions	Contract renewals	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	-	(1,031,829)	43,690	1,431	(216)	(23,049)	484,880
Concession agreements – economic value	712,852	-	-	63,781	(1,621)	(28)	(67,014)	707,970
Program contracts (*)	13,819,700	289,838	1,031,829	1,338,664	(51,448)	(3,579)	(597,602)	15,827,402
Program contracts – commitments	1,364,875	58,324	-	-	-	-	(39,034)	1,384,165
Service contracts – São Paulo	14,390,763	12,697	-	845,327	(24,356)	(5,398)	(660,723)	14,558,310
Software license of use	471,706	-	-	27,913	78,243	-	(56,569)	521,293
Right of use – Other assets	70,698	26,670	-	-	-	-	(42,385)	54,983
Total	32,325,447	387,529	-	2,319,375	2,249	(9,221)	(1,486,376)	33,539,003

(*) As of September 30, 2020, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 79,157 and R$ 196,219 (R$ 87,266 and R$ 205,558 as of December 31, 2019), respectively.

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	December 31, 2018	First-time adoption IFRS 16	Additions	Contract renewals	Transfer to indemnities receivable	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2019
Intangible right arising from:
Concession agreements - equity value (*)	4,073,344	-	1	(2,645,084)	(4,345)	53,390	80,155	(53)	(73,489)	1,483,919
Concession agreements - economic value	1,232,009	-	1	(507,018)	-	59,461	381	(18)	(59,942)	724,874
Program contracts (*)	8,777,929	-	1,337,443	3,152,102	-	493,892	136,962	(3,685)	(439,684)	13,454,959
Program contracts - commitments	1,079,551	-	291,327	-	-	-	-	-	(33,409)	1,337,469
Service contracts - – São Paulo	13,391,452	-	3,064	-	-	1,387,998	(229,311)	(10,605)	(586,667)	13,955,931
Software license of use	458.,175	-	-	-	-	72,293	(616)	-	(50,215)	479,637
Right of use	-	64,955	45,527	-	-	-	-	-	(30,379)	80,103
Total	29,012,460	64,955	1,677,363	-	(4,345)	2,067,034	(12,429)	(14,361)	(1,273,785)	31,516,892

(*) As of September 30, 2019, Concession agreements – equity value and Program contracts included leases in the amounts of R$ 89,969 and R$ 208,684, respectively.

In the first half of 2020, the Company renewed program contracts with the municipalities of Bragança Paulista, Cubatão, Ilhabela, Jandira, Joanópolis, Lupércio, Meridiano, Paulínia, Pinhalzinho, Piracaia, Pirapora do Bom Jesus, Santana de Parnaíba, Ubatuba and Vargem Grande Paulista, and, in the third quarter of 2020, with the municipality of Pedrinhas Paulista, all of them for 30 years.

The Company signed contracts with the municipalities of Tapiratiba and Tejupá in October 2019 and March 2020, and started operations in April and September 2020, for 30 and 40 years, respectively.

In addition to the municipalities above, SABESP signed contract with the municipality of Mauá in June 2020, for 40 years. The Company has not started the operation in Mauá yet, which was initially expected for August 2020, and now is expected for December 2020.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years, which will start operations as of January 1, 2021. Regarding treatment services and final disposal of solid waste, the Company is analyzing the best way to operationalize such services.

(c) Intangible rights arising from concession agreements

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amounts of R$ 173,555 and R$ 273,932 as of September 30, 2020 and December 31, 2019, respectively, and noncurrent liabilities in the amounts of R$ 79,018 and R$ 103,321 as of September 30, 2020 and December 31, 2019, respectively.

(d) Capitalization of interest and other finance charges

From January to September 2020, the Company capitalized interest, inflation adjustment and exchange variation, in concession intangible assets, totaling R$ 187,798 (R$ 187,605 from January to September 2019) during the construction period.

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Notes to the Interim Financial Information

(e) Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Generally, constructions related to the concessions are performed by third parties. In such case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. As of September 30, 2020 and 2019 the margin was 2.3%.

The construction margin from July to September 2020 and 2019 totaled R$ 23,684 and R$ 15,726, respectively, and from January to September 2020 and 2019 it came to R$ 59,263 and R$ 44,775, respectively.

(f) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From July to September 2020, expropriations totaled R$ 6,455 and, from January to September 2020, they came to R$ 27,908
(R$ 8,612 from July to September 2019 and R$ 28,902 from January to September 2019).

(g) Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System

As of September 30, 2020 and December 31, 2019, the carrying amounts related to this PPP recorded in intangible assets were R$ 292,397 and R$ 348,586, respectively.

São Lourenço Production System

As of September 30, 2020, and December 31, 2019, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, were R$ 3,107,836 and R$ 3,235,008, respectively.

The obligations assumed by the Company as of September 30, 2020, and December 31, 2019, are shown in the table below:

	September 30, 2020			December 31, 2019
	Current current	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	55,290	155,313	210,603	44,003	208,217	252,220
São Lourenço	86,223	2,897,253	2,983,476	66,288	2,975,472	3,041,760
Total	141,513	3,052,566	3,194,079	110,291	3,183,689	3,293,980

(h) Amortization of Intangible Assets

The average amortization rate totaled 4.6% and 4.5% as of September 30, 2020 and 2019, respectively.

(i) Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and ensure that they are ready for use. As of April 10, 2017, the Integrated Business Management System (Enterprise Resource Planning – SAP ERP)

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Notes to the Interim Financial Information

was implemented. This system includes the administrative/financial module. The implementation of the commercial module is in progress.

The implementation of the commercial module Net@Suíte system began in August 2019 and is being carried out in different phases. As of September 30, 2020, it had already been implemented in 17 municipalities. The implementation is expected to be concluded in December 2021.

(j) Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16 / CPC 06 (R2), which requires lessees to record the right-of-use asset and the lease liability, which may not be applied to short-term leases and assets of low-value. For these cases, from January to September 2020, SABESP maintained the amounts of R$ 2,838, R$ 6,970 and R$ 1,473 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively.

Nature	September 30, 2020	December 31, 2019

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,426	405,426
Accumulated amortization	(130,049)	(112,602)
(=) Net	275,377	292,824

Other assets
Vehicles	113,813	91,709
Properties	13,309	13,309
Equipment	4,329	3,801
Other assets	8,452	4,414
Accumulated amortization	(84,920)	(42,535)
(=) Net	54,983	70,698

Right of use	607,253	640,415

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s result:

Impact on the result
	September 30, 2020	September 30, 2019

Right of use amortization	(59,832)	(47,443)
Financial result – interest expense and inflation adjustment	(47,363)	(39,549)
Short-term and low-value lease expenses	(11,281)	(40,936)
Decrease of the income of the period	(118,476)	(127,928)

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15        Property, plant and equipment

(a)        Statement of financial position details

	September 30, 2020				December 31, 2019
	Cost	Accumulated depreciation	Net	Average depreciation	Cost	Accumulated depreciation	Net	Average depreciation
Land	94,213	-	94,213	-	92,962	-	92,962	-
Buildings	84,689	(41,258)	43,431	2.1%	82,143	(40,438)	41,705	2.1%
Equipment	365,428	(266,533)	98,895	16.0%	402,850	(250,577)	152,273	16.3%
Transportation equipment	10,057	(7,173)	2,884	10.9%	8,946	(6,962)	1,984	9.9%
Furniture and fixtures	31,996	(13,666)	18,330	6.7%	31,365	(13,146)	18,219	6.7%
Other	2,188	(321)	1,867	4.9%	7,559	(309)	7,250	5.0%
Total	588,571	(328,951)	259,620	12.6%	625,825	(311,432)	314,393	12.5%

(b)        Changes

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2020
Land	92,962	-	1.251	-	-	94,213
Buildings	41,705	2,657	(110)	-	(821)	43,431
Equipment	152,273	19,217	(50,704)	(96)	(21,795)	98,895
Transportation equipment	1,984	299	1.055	-	(454)	2,884
Furniture and fixtures	18,219	2,503	(1,551)	(65)	(776)	18,330
Other	7,250	1,106	(6,446)	-	(43)	1,867
Total	314,393	25,782	(56,505)	(161)	(23,889)	259,620

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	1,781	15	-	(1,546)	40,375
Equipment	116,086	47,724	1,962	(102)	(22,502)	143,168
Transportation equipment	3,473	303	(1,195)	-	(540)	2,041
Furniture and fixtures	13,578	3,595	1,108	(130)	(907)	17,244
Other	1,371	2,783	57	-	(46)	4,165
Total	267,612	56,186	1,930	(232)	(25,541)	299,955

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Notes to the Interim Financial Information

16        Borrowings and Financing

Borrowings and financing outstanding balance	September 30, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	22,651	-	22,651	41,021	-	41,021
12th issue debentures	45,450	169,778	215,228	45,450	203,829	249,279
14th issue debentures	42,971	31,513	74,484	41,940	63,012	104,952
17th issue debentures	89,387	178,395	267,782	289,211	263,226	552,437
18th issue debentures	33,770	137,187	170,957	34,239	133,679	167,918
21st issue debentures	175,000	174,771	349,771	150,000	349,660	499,660
22nd issue debentures	99,937	670,595	770,532	-	765,689	765,689
23rd issue debentures	-	864,662	864,662	-	864,603	864,603
24th issue debentures	-	403,451	403,451	-	395,855	395,855
25th issue debentures	-	1,440,486	1,440,486	-	-	-
26th issue debentures	-	1,017,746	1,017,746	-	-	-
Brazilian Federal Savings Bank	88,487	1,312,960	1,401,447	83,519	1,341,660	1,425,179
Brazilian Development Bank - BNDES PAC	9,888	23,015	32,903	11,184	27,854	39,038
Brazilian Development Bank - BNDES PAC II 9751	5,288	38,623	43,911	6,990	40,685	47,675
Brazilian Development Bank - BNDES PAC II 9752	3,165	23,213	26,378	3,913	24,457	28,370
Brazilian Development Bank - BNDES ONDA LIMPA	19,745	92,003	111,748	23,704	100,582	124,286
Brazilian Development Bank – BNDES TIETÊ III	64,124	555,608	619,732	52,874	383,191	436,065
Brazilian Development Bank - BNDES 2015	24,754	454,838	479,592	31,712	460,646	492,358
Brazilian Development Bank - BNDES 2014	3,797	23,905	27,702	4,659	25,411	30,070
Inter-American Development Bank – IDB 2202	181,349	2,524,558	2,705,907	-	-	-
Leases	77,147	419,307	496,454	78,402	455,722	534,124
Other	3,391	12,391	15,782	1,665	8,207	9,872
Interest and charges	100,777	-	100,777	77,460	-	77,460
Total in local currency	1,091,078	10,569,005	11,660,083	977,943	5,907,968	6,885,911

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Notes to the Interim Financial Information

Borrowings and financing outstanding balance	September 30, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 51,390 thousand (US$ 61,668 thousand in December 2019)	57,976	231,904	289,880	41,428	207,140	248,568
Inter-American Development Bank - IDB 2202 – (US$ 510,573 thousand in December 2019)	-	-	-	128,623	1,914,298	2,042,921
International Bank for Reconstruction and Development (IBRD) – US$ 82,792 thousand (US$ 88,871 thousand in December 2019)	34,294	427,964	462,258	24,505	330,898	355,403
Eurobonds – US$ thousand (US$ 350,000 thousand in December 2019)	-	-	-	1,409,921	-	1,409,921
JICA 15 – ¥ 10,371,870 thousand (¥ 11,524,300 thousand in December 2019)	61,574	492,595	554,169	42,813	385,315	428,128
JICA 18 – ¥ 9,325,440 thousand (¥ 10,361,600 thousand in December 2019)	55,362	442,709	498,071	38,493	346,237	384,730
JICA 17 – ¥ 3,384,258 thousand (¥ 2,830,420 thousand in December 2019)	11,666	168,289	179,955	12,466	91,845	104,311
JICA 19 – ¥ 29,923,047 thousand (¥ 31,736,565 thousand in December 2019)	96,896	1,499,982	1,596,878	67,372	1,109,644	1,177,016
IDB 1983AB – US$ 23,077 thousand (US$ 40,769 thousand in December 2019)	43,390	85,670	129,060	71,312	91,521	162,833
Interest and charges	10,057	-	10,057	44,967	-	44,967
Total in foreign currency	371,215	3,349,113	3,720,328	1,881,900	4,476,898	6,358,798

Total borrowings and financing	1,462,293	13,918,118	15,380,411	2,859,843	10,384,866	13,244,709

Exchange rate as of September 30, 2020: US$ 5.6407; ¥ 0.05343 (as of December 31, 2019: US$ 4.0307; ¥ 0.03715).

As of September 30, 2020, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

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Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment
10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.63% (series 1) and CDI+ 0.49% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
25th issue debentures	Own funds	2021	CDI + 3.3%
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
Brazilian Federal Savings Bank	Own funds	2020/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.5%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Leases	-	2035	4.25% to 10.47%	IPC
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

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Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 51,390 thousand	Government	2025	3.73% (*)	US$
International Bank for Reconstruction and Development – IBRD – US$ 82,792 thousand	Government	2048	1.02% and 2.12% (*)	US$
JICA 15 – ¥ 10,371,870 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 9,325,440 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,384,258 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 29,923,047 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 23,077 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

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Notes to the Interim Financial Information

(i)	Payment schedule – accounting balances as of September 30, 2020

	2020	2021	2022	2023	2024	2025	2026 to 2048	TOTAL
LOCAL CURRENCY
Debentures	48,828	1,941,913	572,615	373,820	707,839	282,442	1,670,293	5,597,750
Brazilian Federal Savings Bank	21,740	89,722	94,608	87,550	86,408	91,819	929,600	1,401,447
BNDES	-	174,348	174,348	167,698	161,164	141,280	523,128	1,341,966
IDB 2202	-	181,349	181,349	181,349	181,349	181,349	1,799,162	2,705,907
Leases	46,517	66,293	42,120	37,503	40,517	40,545	222,959	496,454
Other	621	3,779	4,038	3,977	1,757	1,610	-	15,782
Interest and charges	60,357	40,420	-	-	-	-	-	100,777
TOTAL IN LOCAL CURRENCY	178,063	2,497,824	1,069,078	851,897	1,179,034	739,045	5,145,142	11,660,083
FOREIGN CURRENCY
IDB 1212	-	57,976	57,976	57,976	57,976	57,976	-	289,880
IBRD	-	34,294	34,294	34,294	34,294	34,294	290,788	462,258
JICA	5,833	225,498	225,498	225,498	225,498	225,498	1,695,750	2,829,073
IDB 1983AB	-	43,390	43,390	42,280	-	-	-	129,060
Interest and charges	5,658	4,399	-	-	-	-	-	10,057
TOTAL IN FOREIGN CURRENCY	11,491	365,557	361,158	360,048	317,768	317,768	1,986,538	3,720,328
Total	189,554	2,863,381	1,430,236	1,211,945	1,496,802	1,056,813	7,131,680	15,380,411

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Notes to the Interim Financial Information

(ii) Changes

	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	2,507,640	(48,953)	28,217	-	(137,876)	(538,405)	146,016	15,028	6,285	5,689,180
Brazilian Federal Savings Bank	1,429,250	-	-	39,267	-	-	-	(84,065)	(62,995)	54,926	29,050	-	1,405,433
BNDES	1,201,411	-	-	210,000	-	-	-	(47,164)	(81,213)	37,146	21,589	194	1,341,963
IDB 2202	-	2,807,371	-	-	-	-	-	(37,613)	(90,674)	15,201	16,628	318	2,711,231
Leases	534,124	-	26,670	-	-	-	-	(50,471)	(60,087)	46,218	-	-	496,454
Other	9,898	-	-	7,252	-	-	-	(486)	(1,340)	472	26	-	15,822
TOTAL IN LOCAL CURRENCY	6,885,911	2,807,371	26,670	2,764,159	(48,953)	28,217	-	(357,675)	(834,714)	299,979	82,321	6,797	11,660,083

FOREIGN CURRENCY
IDB 1212	253,121	-	-	-	-	90,456	-	(10,860)	(49,145)	8,104	-	-	291,676
IDB 2202	2,063,069	(2,807,371)	-	-	-	776,640	48,246	(34,150)	(71,943)	416	24,695	398	-
IBRD	357,880	-	-	-	(2,029)	138,788	1,217	(7,572)	(31,216)	4,544	752	96	462,460
Eurobonds	1,413,956	-	-	-	-	457,931	-	(104,170)	(1,868,676)	90,941	9,195	823	-
JICA	2,106,908	-	-	34,215	(67)	876,498	15,704	(42,970)	(191,604)	31,052	5,107	143	2,834,986
IDB 1983AB	163,864	-	-	-	(152)	69,324	-	(5,092)	(103,482)	5,645	561	538	131,206
TOTAL IN FOREIGN CURRENCY	6,358,798	(2,807,371)	-	34,215	(2,248)	2,409,637	65,167	(204,814)	(2,316,066)	140,702	40,310	1,998	3,720,328
Total	13,244,709	-	26,670	2,798,374	(51,201)	2,437,854	65,167	(562,489)	(3,150,780)	440,681	122,631	8,795	15,380,411

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Notes to the Interim Financial Information

	December 31, 2018	Additions (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	1,266,755	(11,580)	32,105	-	(171,877)	(994,228)	146,267	12,402	3,129	3,769,834
Brazilian Federal Savings Bank	1,345,684	-	120,243	-	-	-	(81,178)	(59,259)	55,692	25,637	-	1,406,819
BNDES	1,072,605	-	123,000	(628)	2,082	826	(62,874)	(95,864)	46,304	16,616	169	1,102,236
Leases (*)	568,666	110,482	-	-	684	3,761	(36,494)	(46,049)	40,812	7,862	-	649,724
FINEP	9,571	-	851	-	28	-	(502)	(1,037)	496	-	-	9,407
TOTAL IN LOCAL CURRENCY	6,483,387	110,482	1,510,849	(12,208)	34,899	4,587	(352,925)	(1,196,437)	289,571	62,517	3,298	6,938,020

FOREIGN CURRENCY
IDB	2,399,985	-	-	-	125,351	41,139	(83,602)	(171,892)	20,450	42,778	716	2,374,925
IBRD	356,420	-	-	-	24,672	1,378	(10,627)	(12,273)	6,749	1,241	14	367,574
Deutsche Bank	292,872	-	-	-	15,686	-	(15,572)	(150,131)	12,122	1,168	2,008	158,153
Eurobonds	1,358,412	-	-	-	101,360	-	(49,689)	-	70,196	6,575	618	1,487,472
JICA	2,036,128	-	105,371	(111)	181,976	2,686	(34,622)	(148,613)	24,408	2,077	138	2,169,438
IDB 1983AB	225,592	-	-	(106)	14,393	-	(6,065)	(71,141)	7,342	693	693	171,401
TOTAL IN FOREIGN CURRENCY	6,669,409	-	105,371	(217)	463,438	45,203	(200,177)	(554,050)	141,267	54,532	4,187	6,728,963
Total	13,152,796	110,482	1,616,220	(12,425)	498,337	49,790	(553,102)	(1,750,487)	430,838	117,049	7,485	13,666,983

(*)       Additions of leases include R$ 64,955 in 2019, corresponding to the first-time adoption of CPC 06 (R2) as of January 1, 2019.

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Notes to the Interim Financial Information

(a)	Main events in the nine-month period ended September 30, 2020

(i)       Debentures

As of January 2020, the Company amortized the last installment of series 2 of the 17th issue debentures, totaling

R$ 291.8 million.

In April 2020, the 25th issue debentures was carried out, in the amount of R$ 1,450,000, as follows:

	Value	Maturity	Remuneration
Single series	R$ 1,450,000	10/2021	CDI + 3.3 p.a.

In July 2020, the 26th issue debentures was carried out, in the amount of R$ 1,045,000, as follows:

	Value	Maturity	Remuneration
Series 1	R$ 600.000	07/2027	IPCA+4.65 p.a.
Series 2	R$ 445.000	07/2030	IPCA+4.95 p.a.

• The covenants agreed for the 25th and 26th issue debentures are:

Calculated on a quarterly basis, when disclosing the interim financial information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of license, loss of concession or loss of the Issuer’s capacity to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, result in a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated on a quarterly basis, taking into consideration the Issuer’s net operating revenues during the twelve (12) months prior to the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or for two non-consecutive quarters within a twelve-month period, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in and individual or aggregate amount equal to or higher than R$ 155 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(ii)        IDB

In May 2020, the company exchanged foreign currency for local currency related to BID 2202 contract, in the amount of R$ 2,810,907 (US$ 494,617 thousand) using the exchange rate of R$ 5.683 to compose the debt balance. The interest rate is CDI + 0.86% p.a., with semi-annual payment of principal and interest, beginning on September 3, 2020.

(iii)        Eurobonds

As of September 30, 2020, the early full amortization of the loan, in the amount of R$ 1,910,124 (US$ 357,763 thousand), referring to principal plus charges, initially maturing in December 2020, was carried out.

(d) Lease

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.

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Notes to the Interim Financial Information

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 14 (j))

(c) Covenants

The table below shows the most restrictive covenants as of September 30, 2020.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
(1) “Other Onerous Debts” correspond to the sum of pension obligations and healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of September 30, 2020, and December 31, 2019, the Company met the requirements set forth by its borrowings and financing agreements.

(d)        Borrowings and financing – Credit Limited

Agent	September 30, 2020
(in millions of reais (*))
Brazilian Federal Savings Bank	1,690
Brazilian Development Bank (BNDES)	704
Japan International Cooperation Agency (JICA)	104
Inter-American Development Bank (IDB)	1,692
International Bank for Reconstruction and Development (IBRD)	1,407
Other	54
TOTAL	5,651

(*) Brazilian Central Bank’s exchange rate as of September 30, 2020 (US$ 1.00 = R$ 5.6407; ¥ 1.00 = R$ 0.05343).

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

17        Taxes and contributions

(a)        Current assets

	September 30, 2020	December 31, 2019
Recoverable taxes
Income tax and social contribution	130,811	136,436
Withheld income tax (IRRF) on financial investments	3,112	1,359
Other federal taxes (*)	18,128	3,471
Total	152,051	141,266

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Notes to the Interim Financial Information

(*) As of September 30, 2020, it includes R$ 13,900 from the surplus payment of withholding income tax of interest on capital payable.

(b)        Current liabilities

	September 30, 2020	December 31, 2019
Taxes and contributions payable
Income tax and social contribution	51,212	-
Cofins and Pasep	245,874	94,027
INSS (social security contribution)	92,819	39,404
IRRF (withholding income tax)	4,542	69,932
Other	33,730	46,955
Total	428,177	250,318

The increase in Cofins, Pasep and INSS was due to payment postponements permitted by the Administrative Rule 245 of June 15, 2020, of the Ministry of Economy.

18        Deferred taxes and contributions

(a)        Statement of financial position details

	September 30, 2020	December 31, 2019
Deferred tax assets
Provisions	342,727	366,673
Pension plan liabilities - G1	155,058	157,998
Donations of underlying assets on concession agreements	50,815	51,818
Credit losses	151,317	145,622
Other	151,728	183,147
Total deferred tax asset	851,645	905,258

Deferred tax liabilities
Temporary difference on concession of intangible asset	(393,425)	(408,732)
Capitalization of borrowing costs	(394,153)	(409,236)
Profit on supply to government entities	(359,705)	(372,289)
Actuarial gain – G1 Plan	(54,222)	(54,222)
Construction margin	(49,534)	(83,399)
Borrowing costs	(20,593)	(11,376)
Total deferred tax liabilities	(1,271,632)	(1,339,254)

Deferred tax liability, net	(419,987)	(433,996)

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Notes to the Interim Financial Information

(b)        Changes

Deferred income tax assets	December 31, 2019	Net change	September 30, 2020
Provisions	366,673	(23,946)	342,727
Pension obligations - G1	157,998	(2,940)	155,058
Donations of underlying assets on concession agreements	51,818	(1,003)	50,815
Credit losses	145,622	5,695	151,317
Other	183,147	(31,419)	151,728
Total	905,258	(53,613)	851,645

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(408,732)	15,307	(393,425)
Capitalization of borrowing costs	(409,236)	15,083	(394,153)
Profit on supply to government entities	(372,289)	12,584	(359,705)
Actuarial gain – G1	(54,222)	-	(54,222)
Construction margin	(83,399)	33,865	(49,534)
Borrowing costs	(11,376)	(9,217)	(20,593)
Total	(1,339,254)	67,622	(1,271,632)

Deferred tax liability, net	(433,996)	14,009	(419,987)

(c)        Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	July to September 2020	January to September 2020	July to September 2019	January to September 2019

Profit before income taxes	655,559	195,393	1,838,628	3,478,621
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(222,890)	(66,434)	(625,134)	(1,182,731)
Benefit of interest on equity	-	48,009	-	40,412
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(10,276)	(30,040)	(12,162)	(35,594)
Donations	(611)	(6,541)	(3,092)	(11,557)
Other differences	(206)	1,403	10,620	21,375

Income tax and social contribution	(233,983)	(53,603)	(629,768)	(1,168,095)

Current income tax and social contribution	(192,985)	(67,612)	(434,142)	(990,751)
Deferred income tax and social contribution	(40,998)	14,009	(195,626)	(177,344)
Effective rate	36%	27%	34%	34%

(i)        Permanent difference related to the provision for actuarial liability (Note 20 (b) (ii)).

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Notes to the Interim Financial Information

19       Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is a party to a number of legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.14 to the Annual Financial Statements as of December 31, 2019. The terms and payment amounts depend on the outcome of the lawsuits.

	September 30, 2020			December 31, 2019
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	159,234	(10,123)	149,111	253,665	(9,973)	243,692
Supplier claims (ii)	160,720	(305)	160,415	153,654	(298)	153,356
Other civil claims (iii)	84,356	(2,636)	81,720	93,910	(16,496)	77,414
Tax claims (iv)	61,719	(3,605)	58,114	59,143	(3,518)	55,625
Labor claims (v)	307,171	(15,003)	292,168	325,129	(12,329)	312,800
Environmental claims (vi)	234,822	(30)	234,792	192,950	(29)	192,921
Total	1,008,022	(31,702)	976,320	1,078,451	(42,643)	1,035,808

Current	498,229	-	498,229	550,247	-	550,247
Noncurrent	509,793	(31,702)	478,091	528,204	(42,643)	485,561

(II) Changes

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2020
Customer claims (i)	253,665	12,220	13,177	(74,745)	(45,083)	159,234
Supplier claims (ii)	153,654	84,916	9,151	(66,335)	(20,666)	160,720
Other civil claims (iii)	93,910	12,174	7,627	(19,259)	(10,096)	84,356
Tax claims (iv)	59,143	3,447	1,321	(76)	(2,116)	61,719
Labor claims (v)	325,129	41,632	26,697	(51,844)	(34,443)	307,171
Environmental claims (vi)	192,950	26,495	17,095	-	(1,718)	234,822
Subtotal	1,078,451	180,884	75,068	(212,259)	(114,122)	1,008,022
Escrow deposits	(42,643)	(11,715)	(1,091)	16,023	7,724	(31,702)
Total	1,035,808	169,169	73,977	(196,236)	(106,398)	976,320

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Notes to the Interim Financial Information

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2019
Customer claims (i)	290,649	13,717	17,624	(86,455)	(39,669)	195,866
Supplier claims (ii)	67,985	31,161	44,816	(25,970)	(28,122)	89,870
Other civil claims (iii)	98,302	26,119	16,703	(7,521)	(21,831)	111,772
Tax claims (iv)	63,335	9,991	2,267	(4,813)	(4,466)	66,314
Labor claims (v)	302,935	131,300	53,214	(42,250)	(44,511)	400,688
Environmental claims (vi)	170,419	33,475	19,678	-	(33,934)	189,638
Subtotal	993,625	245,763	154,302	(167,009)	(172,533)	1,054,148
Escrow deposits	(100,763)	(12,613)	(11,215)	17,854	64,248	(42,489)
Total	892,862	233,150	143,087	(149,155)	(108,285)	1,011,659

(b) Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	September 30, 2020	December 31, 2019
Customer claims (i)	103,980	86,061
Supplier claims (ii)	1,576,252	1,986,736
Other civil claims (iii)	748,225	679,623
Tax claims (iv)	1,190,087	1,184,811
Labor claims (v)	972,914	631,364
Environmental claims (vi)	5,316,473	4,864,894
Total	9,907,931	9,433,489

(c) Explanation on the nature of main classes of lawsuits

(i)        Customer claims

Approximately 690 lawsuits (680 as of December 31, 2019) were filed by commercial customers, who claim that their tariffs should correspond to other customer categories, and 310 lawsuits (320 as of December 31, 2019) in which customers claimed a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 30 lawsuits (30 as of December 31, 2019 ) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

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Notes to the Interim Financial Information

(ii)        Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)        Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)        Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, which were accrued while others were deemed as contingent liabilities.

(v)        Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels.

(vi)        Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company.

(d) Guarantee insurance for escrow deposit

On May 25, 2020, the Company contracted guarantee insurance for escrow deposit, in the amount of R$ 500.0 million, for one year. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From July to September 2020, the Company used R$ 44.0 of the contracted amount. A total of R$ 387.8 million from the current contract is outstanding.

20        Employees benefits

(a) Healthcare plan

Since August 1, 2019, the new health plans managed by Fundação CESP (VIVEST), which replaced the previous health plans managed by SABESPREV, have been in effect.

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Notes to the Interim Financial Information

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees. In the third quarter of 2020, the Company contributed 7.8%, on average, of gross payroll, totaling R$ 55,229 (7.3% in the third quarter of 2019, totaling R$ 50,276).

(b) Pension plan liabilities

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais and VIVEST (iii).

Defined benefit plans

Summary of pension plan – Liabilities

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2019	(314,677)	(3,046,255)	(3,360,932)
Expenses recognized in 2020	(18,723)	(154,697)	(173,420)
Payments made in 2020	27,953	126,434	154,387
Pension plan liabilities as of September 30, 2020	(305,447)	(3,074,518)	(3,379,965)

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2018	(363,902)	(2,606,107)	(2,970,009)
Expenses recognized in 2019	(30,056)	(170,525)	(200,581)
Payments made in 2019	27,748	127,389	155,137
Pension plan liabilities as of September 30, 2019	(366,210)	(2,649,243)	(3,015,453)

(i) G1 Plan

Managed by SABESPREV, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

• 0.99% of the portion of the salary of participation up to 20 salaries; and

• 8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

In the third quarter of 2020, expenses related to the obligation of defined benefit in the G1 Plan G1 allocated to operating costs, selling expenses and administrative expenses totaled R$ 4,621, R$ 663 and R$ 404, respectively (R$ 7,462, R$ 1,063 and R$ 661 in the third quarter of 2019), and from January to September 2020 these costs totaled R$ 13,770, R$ 1,946 and R$ 1,209, respectively (R$ 21,161, R$ 3,650 and R$ 2,591 from January to September 2019). In the third quarter of 2020 and 2019, R$ 553 and R$ 833 were capitalized in assets, respectively. From January to September 2020 and 2019, these expenses totaled R$ 1,798 and R$ 2,654, respectively.

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Notes to the Interim Financial Information

(ii) G0 Plan

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays these supplemental benefits on behalf of GESP and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by GESP.

In the third quarter of 2020, expenses related to the obligation of the benefit defined in the G0 Plan, recorded under administrative expenses, totaled R$ 51,566 (R$ 56,842 in the third quarter of 2019). From January to September 2020 and 2019, these expenses totaled R$ 154,697 and R$ 170,525, respectively.

(iii) Sabesprev Mais and VIVEST Plans

Since December 31, 2019, the “Sabesprev Mais” Defined Contribution Plan, managed by SABESPREV, has not been accepting any new adhesions and, since January 1, 2020, new employees have the option to enroll in the Defined Contribution Plan managed by VIVEST, as well as those who did not enroll in the Sabesprev Mais Plan.

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

In the third quarter of 2020, expenses related to defined contribution allocated to operating costs, selling expenses and administrative expenses totaled R$ 3,618, R$ 445 and R$ 1,037 (R$ 9,535, R$ 1,252 and R$ 2,546 in the third quarter of 2019), respectively. From January to September 2020, these amounts were R$ 11,005, R$ 1,383 and R$ 3,139 (R$ 16,566, R$ 2,180 and R$ 4,452 from January to September 2019), respectively. In the third quarter of 2020 and 2019, R$ 649 and R$ 1,533 were capitalized in assets, respectively. From January to September 2020 and 2019, these expenses totaled R$ 1,966 and R$ 2,512, respectively.

(c) Profit sharing

The profit sharing program was implemented in accordance with an agreement with the labor union. Payment corresponds to up to one-month salary for each employee, depending on performance of goals reached from January to December. In the third quarter of 2020 and 2019, R$ 22,912 and R$ 23,650, respectively, were accrued under Salaries, payroll charges and benefits. From January to September 2020 and 2019, these amounts totaled R$ 68,979 and R$ 69,880, respectively. In the third quarter of 2020 and 2019, R$ 1,671 and R$ 1,682, respectively were capitalized and, from January to September 2020 and 2019, these amounts were R$ 5,085 and R$ 3,480, respectively.

21        Services payable

This line records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This line also includes the amounts payable related to the transfer of 7.5% of revenue earned in the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure. The balances as of September 30, 2020 and December 31, 2019 were R$ 507,343 and R$ 474,078, respectively.

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Notes to the Interim Financial Information

22        Knowledge Retention Program and Consent Decree

a) Knowledge Retention Program (PRC)

In June 2018, the Knowledge Retention Program (PRC) was implemented (and is expected to end in December 2020) with a view to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination.

As of September 30, 2020, the balance totaled R$ 112,582 (R$ 153,377 as of September 31, 2019), recorded in “Labor liabilities” under current liabilities.

b) Consent Decree (TAC)

As of September 30, 2020, the amount accrued under Labor liabilities, related to the Consent Decree, totaled R$ 9,951 (R$ 10,472 as of December 31, 2019), of which R$ 9,116 (R$ 8,242 as of December 31, 2019) under current liabilities and R$ 835 (R$ 2,230 as of December 31, 2019) under noncurrent liabilities.

23        Equity

(a) Share capital

As of September 30, 2020, and December 31, 2019, the authorized, subscribed and paid-in capital, in the amount of R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	September 30, 2020		December 31, 2019
	Number of shares	%	Number of shares	%
São Paulo State Government (1) (2)	343,507,756	50.26	343,524,285	50.26
Companhia Brasileira de Liquidação e Custódia	254,608,500	37.24	235,643,765	34.47
The Bank Of New York ADR Department (equivalent in shares) (3)	84,875,457	12.42	103,823,655	15.19
Others	518,156	0.08	518,164	0.08

	683,509,869	100.00	683,509,869	100.00

(1) As of September 30, 2020, it includes 343,507,750 shares from the Treasury Department of the São Paulo State and six shares held by Companhia Paulista de Parcerias (CPP), which is controlled by the São Paulo State Government.

(2) There is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the Treasury Department of the São Paulo State to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of the Company’s shares.

(3) Each ADR corresponds to 1 share.

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Notes to the Interim Financial Information

(b) Interest on capital payable

The Annual Shareholders’ Meeting of April 28, 2020 approved the distribution of dividends as interest on capital in the amount of R$ 799,785, corresponding to minimum mandatory dividend of R$ 141,203 as additional dividends (R$ 80,973 net of withholding income tax), totaling R$ 940,988, paid on May 29, 2020.

24        Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	July to September 2020	January to September 2020	July to September 2019	January to September 2019

Profit attributable to the Company’s owners	421,576	141,790	1,208,860	2,310,526
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.61678	0.20744	1.76861	3.38039

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Notes to the Interim Financial Information

25        Operating segment information

Management has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	July to September 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	3,639,105	1,053,432	4,692,537
Gross sales deductions	(254,057)	-	(254,057)
Net operating revenue	3,385,048	1,053,432	4,438,480
Costs, selling, general and administrative expenses	(2,426,500)	(1,029,748)	(3,456,248)
Income from operations before other operating expenses, net and equity accounting	958,548	23,684	982,232
Other operating income / (expenses),net			842
Equity accounting			3,124
Financial result, net			(330,639)
Income before income tax and social contribution			655,559
Depreciation and amortization	(528,186)	-	(528,186)

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Notes to the Interim Financial Information

	January to September 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	11,105,595	2,594,452	13,700,047
Gross sales deductions	(786,671)	-	(786,671)
Receita operacional líquida	10,318,924	2,594,452	12,913,376
Costs, selling, general and administrative expenses	(7,319,285)	(2,535,189)	(9,854,474)
Income from operations before other operating expenses, net and equity accounting	2,999,639	59,263	3,058,902
Other operating income / (expenses), net			113,279
Equity accounting			9,604
Financial result, net			(2,986,392)
Income before income tax and social contribution			195,393
Depreciation and amortization	(1,510,301)	-	(1,510,301)

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Notes to the Interim Financial Information

	July to September 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	4,984,140	699,458	5,683,598
Gross sales deductions	(273,005)	-	(273,005)
Net operating revenue	4,711,135	699,458	5,410,593
Costs, selling, general and administrative expenses	(2,183,855)	(683,732)	(2,867,587)
Income from operations before other operating expenses, net and equity accounting	2,527,280	15,726	2,543,006
Other operating income / (expenses), net			13,198
Equity accounting			2,352
Financial result, net			(719,928)
Income from operations before taxes			1,838,628
Depreciation and amortization	(463,962)	-	(463,962)

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Notes to the Interim Financial Information

	January to September 2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	12,099,335	1,991,515	14,090,850
Gross sales deductions	(803,843)	-	(803,843)
Net operating revenue	11,295,492	1,991,515	13,287,007
Costs, selling, general and administrative expenses	(6,862,346)	(1,946,740)	(8,809,086)
Income from operations before other operating expenses, net and equity accounting	4,433,146	44,775	4,477,921
Other operating income / (expenses), net			18,324
Equity accounting			8,337
Financial result, net			(1,025,961)
Income from operations before taxes			3,478,621
Depreciation and amortization	(1,299,363)	-	(1,299,363)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived asset.

(ii) Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e) for further information.

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Notes to the Interim Financial Information

26        Operating revenue

(a) Revenue from sanitation services:

	July to September 2020	January to September 2020	July to September 2019	January to September 2019

Metropolitan Region of São Paulo	2,561,241	7,861,961	3,920,970	8,941,288
Regional Systems	1,077,864	3,243,634	1,063,170	3,158,047
Total	3,639,105	11,105,595	4,984,140	12,099,335

(b) Reconciliation between gross operating income and net operating income:

	July to September 2020	January to September 2020	July to September 2019	January to September 2019

Revenue from sanitation services (i)	3,639,105	11,105,595	4,984,140	12,099,335
Construction revenue	1,053,432	2,594,452	699.458	1,991,515
Sales tax	(237,160)	(735,980)	(257,951)	(759,085)
Regulation, Control and Oversight Fee (TRCF)	(16,897)	(50,691)	(15,054)	(44,758)
Net revenue	4,438,480	12,913,376	5,410,593	13,287,007

(i) Includes the amounts of R$ 17,569 from July to September 2020 and R$ 53,475 from January to September 2020 (R$ 17,381 from July to September 2019 and R$ 51,057 from January to September 2019), from the TRCF charged from customers from the municipalities regulated by ARSESP.

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Notes to the Interim Financial Information

27        Operating costs and expenses

	July to September 2020	January to September 2020	July to September 2019	January to September 2019
Operating costs
Salaries, payroll charges and benefits	(494,967)	(1,486,876)	(368,245)	(1,435,511)
Pension plan obligations	(8,985)	(27,666)	(12,461)	(37,130)
Construction costs (Note 25)	(1,029,748)	(2,535,189)	(683,732)	(1,946,740)
General supplies	(63,664)	(169,127)	(64,810)	(188,336)
Treatment supplies	(78,889)	(253,851)	(67,402)	(229,831)
Outsourced services	(312,170)	(927,178)	(306,514)	(897,873)
Electricity	(310,497)	(914,042)	(282,000)	(843,019)
General expenses	(157,481)	(472,256)	(161,536)	(486,512)
Depreciation and amortization	(486,089)	(1,397,217)	(433,012)	(1,215,842)
	(2,942,490)	(8,183,402)	(2,379,712)	(7,280,794)

Selling expenses
Salaries, payroll charges and benefits	(67,834)	(205,909)	(48,874)	(200,292)
Pension plan obligations	(1,215)	(3,738)	(1,731)	(5,135)
General supplies	(1,545)	(3,942)	(1,683)	(5,357)
Outsourced services	(82,327)	(222,833)	(101,514)	(272,110)
Electricity	(266)	(902)	(292)	(1,002)
General expenses	(26,721)	(87,176)	(33,763)	(89,503)
Depreciation and amortization	(14,510)	(43,411)	(8,088)	(16,910)
	(194,418)	(567,911)	(195,945)	(590,309)

Bad debt expenses (Nota 9 (c))	(75,125)	(349,791)	37,677	(50,898)

Administrative expenses
Salaries, payroll, charges and benefits	(64,695)	(188,479)	(48,219)	(181,069)
Pension plan obligations	(31,727)	(92,888)	(37,500)	(110,467)
General supplies	1,716	(13,629)	(790)	(2,380)
Outsourced services	(63,067)	(173,693)	(41,897)	(156,482)
Electricity	(186)	(1,001)	(203)	(997)
General expenses	(40,233)	(161,880)	(163,273)	(313,492)
Depreciation and amortization	(27,587)	(69,673)	(22,862)	(66,611)
Tax expenses	(18,436)	(52,127)	(14,863)	(55,587)
	(244,215)	(753,370)	(329,607)	(887,085)

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Notes to the Interim Financial Information

Operating costs and expenses
Salaries, payroll charges and benefits	(627,496)	(1,881,264)	(465,338)	(1,816,872)
Pension plan obligations	(41,927)	(124,292)	(51,692)	(152,732)
Construction costs (Note 25)	(1,029,748)	(2,535,189)	(683,732)	(1,946,740)
General supplies	(63,493)	(186,698)	(67,283)	(196,073)
Treatment supplies	(78,889)	(253,851)	(67,402)	(229,831)
Outsourced services	(457,564)	(1,323,704)	(449,925)	(1,326,465)
Electricity	(310,949)	(915,945)	(282,495)	(845,018)
General expenses	(224,435)	(721,312)	(358,572)	(889,507)
Depreciation and amortization	(528,186)	(1,510,301)	(463,962)	(1,299,363)
Tax expenses	(18,436)	(52,127)	(14,863)	(55,587)
Bad debt expenses (Note 9 (c))	(75,125)	(349,791)	37,677	(50,898)
	(3,456,248)	(9,854,474)	(2,867,587)	(8,809,086)

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Notes to the Interim Financial Information

28        Financial income (expenses)

	July to September 2020	January to September 2020	July to September 2019	January to September 2019
Financial expenses
Interest and charges on borrowings and financing – local currency	(92,086)	(254,926)	(89,886)	(248,817)
Interest and charges on borrowings and financing – foreign currency	(39,515)	(123,854)	(44,049)	(127,578)
Other financial expenses	(81,141)	(245,411)	(83,064)	(254,386)
Income tax over international remittance	(5,395)	(15,134)	(4,531)	(13,552)
Inflation adjustment on borrowings and financing	(19,712)	(28,217)	(4,217)	(34,216)
Other inflation adjustments	(29,294)	(95,095)	(27,857)	(69,466)
Interest and inflation adjustments on provisions	(18,140)	(49,549)	(39,009)	(105,333)
Total financial expenses	(285,283)	(812,186)	(292,613)	(853,348)

Financial revenue
Inflation adjustment gains	19,275	78,795	20,970	71,512
Income on short-term investments	18,409	63,358	41,886	119,094
Interest income	35,837	107,936	37,726	115,027
Cofins and Pasep	(8,785)	(17,261)	(6,274)	(15,848)
Other	-	4	3	10
Total financial income	64,736	232,832	94,311	289,795

Financial income (expenses), net before exchange variation	(220,547)	(579,354)	(198,302)	(563,553)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing	(111,059)	(2,409,637)	(522,069)	(463,438)
Exchange gains on assets	967	2.595	451	1.042
Other exchange variations	-	4	(8)	(12)
Exchange variations, net	(110,092)	(2,407,038)	(521,626)	(462,408)

Financial income (expenses), net	(330,639)	(2,986,392)	(719,928)	(1,025,961)

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Notes to the Interim Financial Information

29       Other operating revenues/(expenses), net

	July to September 2020	January to September 2020	July to September 2019	January to September 2019

Other operating income, net	17,393	58,048	14.477	48,693
Other operating expenses	16,551	55.231	(1,279)	(30,369)

Other operating income (expenses), net	842	113.279	13,198	18,324

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, and creation and reversal of estimated losses with asset indemnification, the main impact in the year being the agreement signed with the municipality of Mauá.

30        Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of September 30, 2020 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,675,881	1,525,697	858,006	3,232,411	7,291,995
Contractual obligations - Investments	1,916,008	2,061,927	2,034,626	488,640	6,501,201
Total	3,591,889	3,587,624	2,892,632	3,721,051	13,793,196

The main commitment refers to the São Lourenço PPP. See Note 14 (g).

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Notes to the Interim Financial Information

31        Supplemental cash flow information

	January to September 2020	January to September 2019

Total additions to contract assets (Note 13)	2,762,570	2,228,063
Total additions to intangible assets (Note 14 (b))	387,529	1,742,318

Items not affecting cash (see breakdown below)	(815,470)	(1,941,168)

Total additions to intangible and contract assets as per statement of cash flows	2,334,629	2,029,213

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 14 (d))	187,798	187,605
Contractors payable	112,562	210,988
Program contract commitments	4,422	39,819
Public-Private Partnership - São Lourenço PPP (Note 14 (g))	-	10,591
Performance agreements	143,981	-
Lease	26,670	110,482
Construction margin (Note 25)	59,263	44,775
Agreement with the municipality of Mauá	280,774	-
Agreement with the municipality of Santo André	-	1,336,908
Total	815.470	1,941,168

32        Events after the reporting period

• Financing Agreement - BID Invest

On November 10, 2020, the Company formalized a financing agreement with the Inter-American Investment Corporation – IDB Invest, in the amount of R$ 950.0 million, in two tranches: (i) the first totaling R$ 508.0 million, of which proceeds will be invested in the New Pinheiros River Program and Renewable Energy Plants; and (ii) the second, in the amount of R$ 442.0 million, of which proceeds will be used to refinance debts. The transaction has no guarantees.

• 27th Issue Debentures

On November 12, 2020, the Board of Directors approved the 27th issue of simple, unsecured debentures, not convertible into shares, in up three (3) series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction 476, totaling R$ 1.0 billion. The proceeds to be obtained from the debenture issue, once concluded, will be used to refinance commitments maturing in 2021 and to recompose the Company’s cash.

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Notes to the Interim Financial Information

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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Notes to the Interim Financial Information

1.       CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of September 30, 2020
Shareholder	Number of Common shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department(1)	343,507,750	50.3%	343,507,750	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Executive Board	-	-	-	-

Fiscal Council	0	0%	0	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,510,756	50.3%	343,510,756	50.3%

Outstanding Shares	339,999,113	49.7%	339,999,113	49.7%

(1) There is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the Treasury Department of the São Paulo State to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of SABESP’s shares.

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Notes to the Interim Financial Information

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of September 30, 2019
Shareholder	Number of Common shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Executive Board	-	-	-	-

Fiscal Council	2	0.0%	2	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,527,293	50.3%	343,527,293	50.3%

Outstanding Shares	339,982,576	49.7%	339,982,576	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of September 30, 2020 (number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,507,750	50.3	343,507,750	50.3
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Notes to the Interim Financial Information

Reports and Statements / Unqualified Report on Special Review

Report on Review of Interim Financial Information

To the Management and Shareholders of

Companhia de Saneamento Básico do Estado de São Paulo

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended September 30, 2020, which comprises the Statement of financial position as of September 30, 2020 and the related income statement and statement of comprehensive income for the three and nine-months periods then ended and the statements of changes in equity and cash flows for the nine-months period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Audit and review of corresponding values related to comparative period and year

The audit of corresponding values financial statements for the year ended December 31, 2019 was conducted under responsibility of other independent auditor, who issued the audit report without modifications on March 26, 2020. The review of interim financial information for the three and nine-months periods ended September 30, 2019 was performed by another independent auditor, who issued the review report without modification over the aforementioned interim financial information on November 14, 2019.

Statement of value added

The quarterly information referred to above includes the statements of value added for the period of nine months ended September 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, November 12, 2020

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Notes to the Interim Financial Information

Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Interim Financial Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the interim financial information as of September 30, 2020. São Paulo, November 12, 2020.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

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Notes to the Interim Financial Information

Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1 of article 25, item V, of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the interim financial information as of September 30, 2020.

São Paulo, November 12, 2020.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

PAGE:86 of 86

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 27, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.